SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 August 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Half-year Report dated 07 August 2025

Exhibit No: 99.1

InterContinental Hotels Group PLC
Half Year Results to 30 June 2025

7 August 2025

Strong performance with operating profit from reportable segments1 +13% and Adjusted EPS1 +19%; record openings; on track to return over $1.1bn to shareholders; confident in long-term growth drivers
6 months ended 30 June	2025	2024	% change	Underlying1
% change
Results from reportable segments1:
Revenue1	$1,175m	$1,108m	+6%	+5%
Revenue from fee business1	$908m	$850m	+7%	+6%
Operating profit1	$604m	$535m	+13%	+12%
Fee margin1	64.7%	60.8%	+3.9%pts
Adjusted EPS1	242.5¢	203.9¢	+19%
IFRS results:
Total revenue	$2,519m	$2,322m	+8%
Operating profit	$623m	$525m	+19%
Basic EPS	300.1¢	212.5¢	+41%
Interim dividend per share	58.6¢	53.2¢	+10%
Net debt1	$3,361m	$2,782m	+21%
1.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements. Fee margin in 2024 re-presented from 60.6% to 60.8% to reflect a change in the threshold for liquidated damages classified as significant.

Trading and revenue

●    H1 Global RevPAR1 +1.8%, with Americas +1.4%, EMEAA +4.1% and Greater China -3.2%
●    Average daily rate +1.4%, occupancy +0.3%pts
●    Total gross revenue1 $16.7bn, +4%

System size and pipeline

●    Gross system growth +7.7% YOY and net system growth of +5.4% YOY adjusting for the impact of removing rooms previously affiliated with The Venetian Resort Las Vegas (net growth of +4.6% YOY on a reported basis)
●    Opened 31.4k rooms (207 hotels) in H1, a record level, and up +75% YOY
●    Global estate of 999k rooms (6,760 hotels) at 30 June; milestone of one million rooms reached since 30 June
●    Signed 51.2k rooms (324 hotels) in H1, +15% YOY excluding Ruby acquisition in 2025 and NOVUM signings in 2024
●    Global pipeline of 338k rooms (2,276 hotels) at 30 June, +4% YTD, and represents 34% of current system size

Margin and profit

●    Fee margin1 64.7%, up +3.9%pts, driven by positive operating leverage and step-ups in ancillary fee streams
●    Operating profit from reportable segments1 of $604m, up +13%, includes a $2m adverse currency impact
●    IFRS operating profit of $623m includes System Fund and reimbursables result of $31m profit (2024: $10m loss) and $12m exceptional costs (2024: $nil)
●    Adjusted EPS1 of 242.5¢, up +19%, includes adjusted interest expense1 of $91m (2024: $79m), an adjusted tax1 rate of 26% (2024: 27%) and a 4.3% reduction in the basic weighted average number of ordinary shares

Cash flow and net debt

●    Net cash from operating activities of $312m (2024: $162m) and adjusted free cash flow1 of $302m (2024: $131m), with the increase partly due to the prior year's higher spend in the System Fund
●    Net debt1 increase of $579m in H1, driven by $605m of shareholder returns through dividend payments and share buybacks; $120m acquisition spend; $96m foreign exchange adverse impact on net debt
●    Trailing 12-month adjusted EBITDA1 of $1,259m, +10% YOY; net debt:adjusted EBITDA ratio of 2.67x

Shareholder returns

●    $900m share buyback programme for 2025, 47% completed as at 30 June; interim dividend +10% to 58.6¢
●    On track to return over $1.1bn to shareholders in 2025 though share repurchases and dividend payments

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

"Our momentum continued in the first half of 2025, with further achievements in accelerating the growth of our brands, expanding in key geographies, strengthening hotel owner returns, driving ancillary fee streams, delivering cost efficiencies, and returning surplus capital to shareholders. With thanks to our teams around the world, we're pleased to report that these achievements propelled our adjusted EPS growth to +19%.

We opened a record number of rooms in the half through the addition of 207 hotels, and signed another 324 properties into our pipeline as owner demand for our world class brands continues to increase. In recent weeks, we're very proud to have exceeded the milestone of one million open rooms across our global portfolio of over 6,700 hotels. As we look to the future, our pipeline of more than 2,200 hotels is equivalent to further system size growth of +34%.

We remain on track to meet full year consensus profit and earnings expectations. While some shorter term macro-economic uncertainties remain, many are subsiding, and we are confident in the ongoing successful delivery of our growth algorithm, driven by the strength of IHG's enterprise platform and our ability to further capitalise on our scale, leading positions and the attractive long-term demand drivers for our markets."

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702);Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Presentation for analysts and institutional shareholders:

A pre-recorded webcast presented by Elie Maalouf, Chief Executive Officer, Michael Glover, Chief Financial Officer, and Jolie Fleming, Chief Product & Technology Officer, will be available from 7:00am (London time) today, 7 August 2025, at www.ihgplc.com/en/investors/results-and-presentations. This same website link also provides access to the full release and supplementary information pack covering RevPAR, system size and pipeline data.

A live Q&A session will be hosted later this morning at 9:30am (London time). This can be listened to via www.ihgplc.com/en/investors/results-and-presentations (pre-registration required). Analysts and institutional investors wishing to ask questions are required to use the following dial-in details for a Q&A facility:

UK:	020 3936 2999
US:	646 233 4753
Other international:	click here
Passcode:	033819

An archived replay including the Q&A session is expected to be available within 24 hours and will remain available at www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares, ISIN: GB00BHJYC057; NYSE:IHG for ADRs, ISIN: US45857P8068) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 145 million members, IHG has more than 6,700 open hotels in over 100 countries, and a development pipeline of more than 2,200 properties.

-     Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Cautionary note regarding forward-looking statements:

This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

Summary of recent trading and outlook

Key trends by region and stay occasion

Reflecting the breadth of our global footprint, RevPAR was +1.8% in H1 2025 (Q1 +3.3%, Q2 +0.3%).

In the Americas, H1 RevPAR grew +1.4% (Q1 +3.5%, Q2 -0.5%), with occupancy +0.1%pts and rate +1.3%. US RevPAR grew +1.2% in H1, with growth of +3.5% in Q1 moving to a decline of -0.9% in Q2. This move included the adverse impact from the shift in timing of Easter between March and April, and a broader impact in Q2 on certain types of business and leisure travel in light of macro-economic developments. Rooms revenue for the region on a comparable hotel basis in H1 was strongest for Business at +3%, with Groups +1% and Leisure flat on 2024 levels.

For EMEAA, H1 RevPAR grew +4.1%, with occupancy +0.8%pts and rate +2.9%. Strong RevPAR growth of +5.0% in Q1 eased to +3.0% in Q2, in part due to fewer travel-related international events compared to the prior year. By major geographic markets, H1 RevPAR was Continental Europe +5.1%, the UK -0.8%, Middle East +5.0% and East Asia & Pacific +5.6%. The latter continued to benefit from higher levels of inbound leisure travel from Greater China, which contributed to strong double-digit growth in numerous countries on top of sharp increases last year.

In Greater China, H1 RevPAR was -3.2%, with occupancy +0.3%pts higher and rate -3.6% lower. Q1 RevPAR of -3.5% was followed by -3.0% in Q2, helped by an easing in the strong comparatives. H1 RevPAR was down -1.1% in Tier 1 cities and down -6.0% in Tier 2-4 cities, due to lower Groups and Business demand and increases in international outbound leisure trips. We remain encouraged by the breadth and strength of the region's economic growth, and the attractive long-term secular demand drivers, which continue to fuel record levels of hotel development activity for IHG.

Trends by guest stay occasion led to H1 global rooms revenue for Leisure bookings growing by +1% YOY (+1% room nights, flat rate) on a comparable hotel basis, Business by +2% (+1% room nights, +1% rate) and Groups by +2% (flat room nights, +2% rate). This builds further on the growth in all three stay occasions in 2024, and the recovery versus 2019 that was already fully completed for all three stay occasions by the end of 2023.

Outlook: attractive long-term structural growth drivers for both demand and supply

●    Industry revenue has outpaced global economic growth in 17 out of 25 years between 2000 and 2024, with a CAGR of +4.3% (versus +2.9% CAGR for GDP).
●    Whilst in some countries geopolitical risk and the economic outlook present shorter-term challenges and uncertainties, overall conditions for the global industry remain positive for continued long-term growth, supported by stable employment markets and robust levels of business activity and economic growth.
●    Global hotel room nights consumed exceeded pre-pandemic 2019 levels in 2023 and grew further in 2024, according to Oxford Economics. They forecast a CAGR of +3.6% through to 2034. The US market is expected to increase by a 2.1% CAGR from 2.3 billion to 2.9 billion room nights over the next decade, and China to be faster at a +3.9% CAGR, with the rest of world (excluding both the US and China) also forecast to grow at a CAGR of +3.9%.
●    Global hotel room net new supply grew at a CAGR of 2.3% over the decade to 2024, and was 1.0% in the US, according to STR. Their latest forecasts for US industry net supply growth are 0.8% in 2025 and 2026, followed by improved growth rates of over 1% in the following three years. Industry net new supply growth is forecast to be stronger in many emerging markets and high economic growth countries within our EMEAA region, and in China.
●    Over the long term, and in addition to the industry's RevPAR growth, following the normalisation of financing and construction costs, further new hotel supply will still be needed to satisfy the demands of growing populations and rising middle classes, to drive business and commerce, and to satisfy the inherent desire to travel to physically interact and for new experiences.
●    Global leading hotel brands are expected to continue their long-term trend of taking market share. In periods when developers are adding less new supply, RevPAR growth from existing room inventory is expected to be stronger and leading branded players such as IHG are accelerating conversion opportunities to progress their unit growth performance.

Summary of system size and pipeline progress

Openings and signings to date in 2025 reflects the strength of IHG's brand portfolio and the overall enterprise platform that we provide to hotel owners, together with the long-term attractiveness of the markets we operate in:

●    Global system of 999k rooms (6,760 hotels) at 30 June 2025, weighted 67% across midscale segments and 33% across upscale and luxury
●    Gross growth +7.7% YOY (adjusting for The Venetian), with a record 31.4k rooms (207 hotels) opened in H1, +75% YOY; openings growth +59% YOY excluding additions from the acquisition of Ruby (2.7k rooms in H1 2025) and the NOVUM conversions added to IHG's system (2.0k rooms in H1 2025 and 1.2k rooms in H1 2024); 16.8k rooms (121 hotels) opened in Q2
●    Removal of 19.9k rooms (76 hotels) in H1, of which 7,092 were previously affiliated with The Venetian Resort Las Vegas; removal rate of 2.3% over the last 12 months, adjusted to exclude the impact of The Venetian, which is a rate temporarily above the historical and anticipated future average underlying rate of ~1.5%
●    Net system size growth of +5.4% YOY (adjusting for The Venetian; growth of +4.6% YOY on a reported basis)
●    Signed 51.2k rooms (324 hotels) in H1; signings grew +15% YOY excluding the Ruby acquisition in H1 2025 (5.7k rooms) and the NOVUM Hospitality agreement in H1 2024 (17.5k rooms); 25.3k rooms (166 hotels) signed in Q2
●    Signings mix drives pipeline to a weighting of 51% across midscale segments and 49% across upscale and luxury, which over the coming years will continue to drive a more balanced system mix and fee stream
●    Strong growth in conversions, which represented 57% of all room openings in H1; conversion signings for a further 130 hotels in H1 2025 (101 in H1 2024 excluding NOVUM, 219 in total), an increase in rooms of +27% excluding NOVUM; new-build signings for 164 hotels, an increase in rooms of +9%
●    Global pipeline of 338k rooms (2,276 hotels), representing 34% of current system size and growth of +4% YTD
●    More than 40% of the global pipeline is under construction, broadly in line with prior years

System and pipeline summary of movements in H1 2025 and closing positions (rooms):
	System								Pipeline
	Openings	Removalsa	Net	Total	YTD%	YOY%	YTD%	YOY%	Signings	Total
					Reported	Reported	Adjusteda	Adjusteda
Global	31,372	(19,850)	11,522	998,647	+1.2%	+4.6%	+1.9%	+5.4%	51,161	338,383
Americas	9,420	(15,140)	(5,720)	522,274	-1.1%	+0.1%	+0.3%	+1.5%	9,487	105,836
EMEAA	11,917	(2,081)	9,836	276,310	+3.7%	+10.9%	+3.7%	+10.9%	24,869	115,312
Greater China	10,035	(2,629)	7,406	200,063	+3.8%	+8.6%	+3.8%	+8.6%	16,805	117,235

a.     Removals include 7,092 rooms previously affiliated with The Venetian Resort Las Vegas which exited IHG's system in January 2025. The adjusted measures of YTD system size growth and YOY system size growth are presented for the Americas region and globally to show the impact of if these rooms had been excluded from the comparable opening position.

The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

CHIEF EXECUTIVE'S REVIEW

IHG's strategic priorities

Our purpose of True Hospitality for Good is at the heart of our brands and culture, and our focus is on what is central to our customers: being the hotel company of choice for guests and owners. Our strategic priorities are to deliver:

●    Relentless Focus on Growth: a targeted approach to expanding our brands in high-value and growth markets
●    Brands Guests and Owners Love: our explicit intention to deliver for both groups, every time
●    Leading Commercial Engine: investment in the technology and tools that drive commercial success and make the biggest difference to guests, owners and hotel teams
●    Care for our People, Communities and Planet: a focus aligned to our 2030 Journey to Tomorrow commitments

These strategic pillars allow us to build on prior investments in our brand portfolio, IHG One Rewards and wider enterprise, and will drive IHG towards realising its full potential in a sustainable and responsible way. Over the long term, with disciplined execution, our strategy creates value for all our stakeholders by delivering growth in profits and cash flows, which can be reinvested in our business and returned to shareholders, reflecting how IHG delivers on our growth algorithm and investment case.

In 2025, we are making great further progress on these priorities, including:

1.   Growing our brands
2.   Expanding in priority growth geographies
3.   Strengthening hotel owner returns through commercial engine and enterprise platform developments
4.   Driving ancillary fee streams
5.   Delivering increased dividends and return of surplus capital to our shareholders

Each of these are summarised below. Together, these have driven our progress in H1 on our growth algorithm, which we set out last year as central to delivering value creation over the medium to long term.

Delivering value creation over the medium to long term

IHG's growth algorithm:

Building on our strong track record of driving growth and shareholder returns, in 2024 IHG set out a clear framework for value creation over the medium to long term:

●    high-single digit percentage growth in fee revenue annually on average over the medium to long term, driven by the combination of RevPAR growth and net system size growth;
●    100-150bps annual improvement in fee margin on average over the medium to long term from operational leverage;
●    ~100% conversion of adjusted earnings into adjusted free cash flow, on average over the medium to long term;
●    sustainably growing the ordinary dividend;
●    returning additional capital to shareholders, such as through regular share buyback programmes, further enhancing EPS growth; and
●    the opportunity for compound growth in adjusted EPS of +12-15% annually on average over the medium to long term, driven by the combination of the above and including the assumption of ongoing share buybacks.

IHG's total fee revenue growth is driven by the combination of RevPAR and net system size growth. Positive operational leverage is expected to drive 100-150bps annual improvement in fee margin as revenue growth is expected to grow faster than the increase in our cost base. Additional drivers of this include structural shifts over time such as a growing proportion of franchising and increasing scale efficiencies in EMEAA and Greater China.

In addition to fee margin progress from operational leverage, IHG is actively developing further opportunities to drive fee margin over the longer term. These include ongoing cost base efficiency and effectiveness initiatives, and the expansion of ancillary fee streams including driving additional growth from loyalty point sales and co-brand credit cards.

Summary of progress on our growth algorithm in the first half of 2025:

IHG made strong progress on all components of our growth algorithm:

●    +7% growth in fee revenue1;
●    +390bps expansion in fee margin1;
●    >100% conversion of adjusted earnings1 into adjusted free cash flow1 on a trailing 12-month basis;
●    +10% growth in the ordinary dividend, a growth rate consistent with that delivered for each of the last three years;
●    47% progressed through 2025's $900m share buyback programme to return additional capital to shareholders; and
●    +19% growth in adjusted EPS1 through the combination of the above.

Within the 390bps fee margin1 expansion, around 260bps was driven by operational leverage as the growth in fee revenue1 was achieved on a fee business cost base that was lower year-on-year, the latter including benefits from our global efficiency programme and our ongoing actions to drive cost productivity. The further ~130bps was due to incremental fees from the US co-brand credit card agreements and from the sale of certain loyalty points (together with certain other ancillary revenues). These revenue streams were anticipated to contribute within IHG's results from reportable segments an incremental ~$40m and ~$25m, respectively, to the 2025 full year, with progress in the first half of the year on track towards this.

In the first half of 2025, an exceptional cost of $3m was charged to the fee business in relation to a global efficiency programme, with costs expected to exceed $10m for the year as a whole. These are expected to have an initial cash-on-cash payback within 12 months, will drive sustainable savings beyond these implementation costs, and come on top of other savings already being delivered and which will continue to build further. The programme was designed to look at all areas of the business, with the goal of achieving incremental cost base effectiveness, which supports future margin progression in addition to our continuous action to drive ongoing efficiency. In 2024, IHG achieved fee revenue1 growth of 6% whilst fee business cost growth was contained to an increase of just 1%. Looking back historically over the longer term, IHG has contained annual fee business costs to a low single digit percentage average annual increase, reflecting a strong track record of prior delivery of efficiencies which similarly supported prior margin progress.

The combination of the fee revenue growth and fee margin1 expansion drove a 13% increase in operating profit from reportable segments to $604m. Adjusted interest expense1 of $91m rose 15%, driven largely by the effect of returning capital to shareholders; our expected range for interest for the year as a whole is narrowed to $195-205m. Our adjusted tax1 rate reduced from 27% in the first half of last year to 26% in the first half of this year, though a rate of 27% continues to be anticipated for the full year and the near term. Our buyback programmes led to a further 4.3% reduction in the basic weighted average number of ordinary shares, which additionally enhanced earnings per share. The combined effect of our growth algorithm was therefore adjusted EPS increasing by +19%.

The Board is confident of continued progress, consistent with our growth algorithm that will deliver further value creation over the medium to long term.

1.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Strategic and operational highlights to date in 2025

1. Growing our brands

As part of our relentless focus on growth, we look to grow the reach of our overall brand portfolio as well as each of our individual brands, supported by our masterbrand, loyalty programme and wider enterprise. Over the last decade, we have expanded from 10 to 20 brands, with our 10 newer brands now accounting for 9% of total current system size and 22% of the pipeline. Successful brand growth and awareness is inherently linked to RevPAR performance, increasing our system size, sustainable progression of fee rates, and, ultimately, to achieving attractive returns on investment for our hotel owners. Key developments and highlights to date in 2025 included:

●     Acquisition of premium urban lifestyle brand, Ruby. The Ruby brand brings an exciting, distinct and high-quality offer for both guests and owners in popular city destinations. The urban micro space is a franchise-friendly model with attractive owner economics, and we see excellent opportunities to expand Ruby's strong European base and also grow in the Americas and Asia. At the time of acquisition, Ruby had 20 open hotels. The first 16 of these have been added onto IHG's system in the initial phase of integration, with the next stage of fully operating on IHG's Guest Reservation System (GRS) to begin later this year. There were 10 pipeline hotels at acquisition and a further four have since been signed. We are on track to have the Ruby brand available for development in the US this year.

●     Powering ahead with our established brands. InterContinental, Hotel Indigo, HUALUXE, Crowne Plaza, EVEN Hotels, Staybridge Suites, Candlewood Suites and the Holiday Inn brand family each have pipelines representing at least 20% of current system size. Across these brands, almost 200 hotels were signed in H1 2025, which was ahead of last year (excluding the NOVUM conversions in the comparable period). We continuously invest in new formats to deliver outperformance in key guest metrics and further increase owner returns. Recent developments for our world-leading Holiday Inn Express brand, with over 3,200 open hotels and 640 in the pipeline, include new marketing campaigns, a new bean-to-cup upgraded coffee service already rolled out to over 1,000 hotels, and its 5th generation of product model and lobby design. This Gen 5 format is more efficiently constructed and allows for optimised operational management, boosting both investment returns and guest satisfaction. Our Crowne Plaza brand also has a new visual identity this year on property and across digital channels, supported by new marketing campaigns.

●     Accelerating conversions. Garner, our midscale conversion brand, has reached 138 open and pipeline hotels across 10 countries in less than two years since launch. Recent signings include entering India and Thailand, with openings such as Garner Edinburgh Haymarket reflective of the brand's ability to deliver a high-quality conversion in just three months. Our Luxury & Lifestyle conversion brand Vignette Collection, launched in 2021, is ahead of its goal to reach 100 hotels in a decade, with 26 open and 41 pipeline hotels. Our versatile premium conversion brand voco has already exceeded 100 open hotels across almost 30 countries since launch in 2018, and had a further 102 hotels in its pipeline, as signings continue to accelerate. These three conversion-focused brands alone represented one-third of the 130 conversion signings in H1, with the remaining two-thirds across our other brands. Common to all conversions, owners are drawn to the strength of IHG's enterprise, including attracting IHG One Rewards members to their hotels, and enhancing revenue management, new sales account activation and marketing and distribution effectiveness.

●     Luxury & Lifestyle expansion. Our six brands in this higher fee-per-key segment represent 13% of current system size (553 properties, 130k rooms) and 22% of our pipeline (395 properties, 74k rooms), with the pipeline representing 71% future growth in the number of properties and 57% in rooms. Following strong development activity in 2024, we signed a further 47 Luxury & Lifestyle hotels in H1 2025. In Upper Luxury, Six Senses has 65 properties and Regent 20 properties across the combination of their open hotels and pipeline, and we continue to look to further develop our strategy and portfolio in this area. With 4 openings and 10 signings in H1, the InterContinental brand now has 231 open and 105 pipeline hotels, while Kimpton has 81 and 65, respectively. Hotel Indigo has now exceeded 300 open and pipeline hotels, reflecting its accelerated pace and roll-out internationally to almost 50 countries.

2. Expanding in priority growth geographies

IHG brands are already in over 100 countries. There are many opportunities to develop further in existing markets by introducing IHG brands not yet present, as well as entering new countries with no current IHG presence at all. Existing markets may also be high growth markets, particularly where they are developing economies with low branded hotel penetration. Others may already be high value and developed markets, but where our evolved brand portfolio can target an increased market share.

●     Further international expansion. In H1 there were 15 opening debuts to new countries for individual IHG brands. These included Garner reaching Austria, Italy and The Netherlands, adding the Candlewood and Kimpton brands to our extensive portfolio in Germany, and debuts in Peru for InterContinental, Vignette and Hotel Indigo.

●     Growing in major markets. Our US estate reached 4,035 hotels, with net system size growth of +1.5% YOY (adjusting for The Venetian), and the US pipeline represents 20% of current system size. Early in 2025 we celebrated our 800th opening and IHG's 50th anniversary in Greater China, and the last six months were another record period for development activity; reaching 833 open hotels, net system size growth was +8.6% YOY, and a pipeline of 576 hotels represents almost 60% future rooms growth. After the US and China, our next largest country market is the UK with 363 hotels, with net system size growth of +2.1% YOY. Across the rest of our Europe region, we have 564 open hotels and a further 244 in the pipeline, whilst across the rest of the EMEAA region there are 483 open hotels and 354 in the pipeline, demonstrating IHG's very strong growth outlook in the Middle East and Asia Pacific. With a total rooms pipeline of equivalent to 42% of open system, EMEAA is an increasingly strong growth contributor.

●     Doubling IHG's presence in high value, high growth markets. Germany is one of Europe's largest hotel markets, with strong domestic consumption and inbound travel, and also one of the largest sources of international outbound travel globally. Largely in this market, last year's NOVUM Hospitality agreement is adding 108 open hotels (15.3k rooms) and there were a further 11 pipeline hotels (2.4k rooms) at the time. A total of 77 hotels (12.2k rooms) have been converted to IHG's brands to date, including 19 hotels (2.0k rooms) in H1 2025. A further 10 signings have also been secured beyond the 119 in the initial agreement. Our open and pipeline hotels in Germany now stands at 236, more than double the 110 at the start of 2024. In other high growth markets, India has 51 open and 72 pipeline hotels, with 17 signed in H1 2025; and Saudi Arabia has 45 open and 58 pipeline hotels, with 13 signed in H1. The latter signings included two portfolios totalling six hotels across five different IHG brands, as well as the launch of EVEN Hotels in EMEAA. Other priority growth markets include Japan, with a current system of 55 hotels, where we opened three hotels and signed six more during H1, and where conversion opportunities continue to be notably strong.

3. Strengthening hotel owner returns through further commercial engine and enterprise platform developments

By investing in our enterprise, over 80% of room revenue at hotels in our system is booked through IHG-managed channels and sources. This is a key indicator of value-add, the success of our commercial engine across technology platforms, and of our sales and distribution channels. Providing owners higher-value revenue at lower cost of acquisition is of paramount importance to our owner proposition. Developments in 2025 to date included:

●     Strong mobile and digital channels growth. IHG's direct digital booking channels now drive 26% of total room revenue, supporting a further 2%pts YOY increase in overall enterprise contribution. In H1, app downloads increased 16% YOY, and further enhancements include guests' ability to book different room types under a single reservation, store multiple payment cards, and take advantage of new and improved Food & Beverage redemption rewards. Our digital chatbot had 1.9 million conversations with guests in H1, up +27% on last year, helping solve queries through AI-backed technology that save hotel teams time and improve customer satisfaction.

●     Boosting loyalty and brand awareness. With over 145 million IHG One Rewards members globally, enrolments were up +22% and at record levels, loyalty penetration has grown to ~65% of all room nights booked, and is highest in the US and Americas overall at ~70%. Loyalty members typically spend ~20% more in hotels than non-members and are around 10x more likely to book direct, and co-brand credit card holders stay even more frequently and spend more in IHG hotels. Reward Night redemptions grew further, and US co-brand card customers have grown double-digit percent YOY. Masterbrand awareness of IHG Hotels & Resorts continues to strengthen through key strategic partnerships and campaigns, including the renewal and expansion of the 'Guest How You Guest' marketing campaign. We have also evolved the masterbrand endorsement for our hotels to 'By IHG' across on-property, digital and marketing.

●     Driving advantages for owners through our Guest Reservation System (GRS). Maximising guest choice and value with IHG's GRS is central to our owners. The up-sell of unique room attributes such as room size and views was made available in over 6,000 hotels in 2024, and as we scale further, it has increased to around 50% of customers now seeing an up-sell offer at some point in their booking journey. When selected, these offers are achieving average nightly room revenue increases of ~$20 across our Essentials and Suites brands and ~$40 for Luxury & Lifestyle. This is driving share-shift into premium rooms, and more revenue to hotel owners.

●     Rapid roll-out of our new Revenue Management System (RMS). A further 1,500 hotels adopted the N2Pricing system in H1, taking it to over 5,000 globally, with plans to reach around 6,400 by the end of the year. This new RMS offers best-in-class cloud-based platforms and incorporates data science, machine learning and forecasting tools to deliver advanced insights and recommendations to owners. User feedback is very positive, and indicative levels of revenue uplift and market share gains have been encouraging.

●     Delivering best-in-class cloud-based Property Management Systems (PMS). To create even greater value for owners, we are providing hotels with next-generation PMS through cloud-based, above-property solutions that apply the latest technology and allow the deployment of fast, efficient enhancements. Benefits include faster colleague onboarding and training, and streamlined front desk processes, including via mobile and remote access. HotelKey was our first approved PMS solution for select service hotels in the Americas and EMEAA, and we expect to have accelerated from an initial 250 hotels across 17 countries live on the system at the end of 2024 to around 1,500 hotels on this system by the end of 2025. Another 2,000 hotels will be added in 2026. A new platform has also been deployed to around 500 select service hotels in Greater China, and PMS pilots in full service hotels continue at pace.

●     New digital content and customer engagement platforms. The development and rollout of a new digital content management platform in 2025 and 2026, across our app and all IHG booking websites, will make it easier and faster for hotel owners to create and update compelling content to showcase their properties. This also includes new content types such as video, 360 images, floor plans and virtual tours, together with improved information on the properties and nearby attractions, machine translation into multiple languages and enabling AI readiness for search of structured content. A new Loyalty and Customer Relationship Management (CRM) platform is also being built that will allow for better guest engagement and more tailored, high-touch personalised experiences during booking and on-property, helping reinforce guest satisfaction and deepen loyalty.

●     Growing owner procurement services. Examples in 2025 include: development of a casegoods furniture refinishing programme to lower renovation costs and drive sustainable solutions; a new utilities management service to help owners save on energy purchasing; over 100 additional hotels joining our US Food & Beverage procurement programme, which now reaches over 2,000 properties; the launch of new non-food programmes in more countries, including preparing to expand these for Ruby in Germany and the UK; and extending to more products and categories across programmes, such as cleaning products in the US and Canada, which have achieved cost rebates of 7-9% for owners.

●     Delivering on the scale and skill advantages of the System Fund. The System Fund is managed for the benefit of hotels in the IHG system, and not to a surplus or deficit for IHG over the longer term. System Fund revenues in 2024 totalled $1.6bn, +17% more than five years earlier. Following a review last year of IHG's owner charges, IHG lowered from the start of 2024 its standard loyalty assessment fee that owners pay into the Fund and increased certain Reward Night reimbursements owners receive from the Fund when points are redeemed for stays, which additionally improves owner economics. From the Marketing & Reservation fee that owners pay into the Fund, expenditure by the Fund on marketing in 2024 totalled $520m, +13% higher than five years earlier. Coming into 2025, the System Fund had returned to a cumulative neutral position, reflecting the strength of funding arrangements. As IHG's RevPAR and system size continues to grow in the future, so too will System Fund capacity, which in turn will drive further scale advantages and efficiencies.

4. Driving ancillary fee streams

IHG actively looks to grow ancillary fee streams from other sources. These are separate and in addition to fee streams paid by hotel owners for use of IHG's brands and for the services provided to them as part of our enterprise platform. Ancillary streams also typically further enhance our overall fee margin, providing step changes and thereafter contributing to our target of 100-150bps annual improvement in fee margin on average over the medium to long term.

●     Sale of loyalty points to consumers. As previously described, in 2024 approximately $25m of incremental revenue and operating profit from reportable segments was delivered from changes applied to arrangements for the sale of certain loyalty points and other ancillary revenues, with a step-change in arrangements expected to approximately double this in 2025. This is tracking to expectations, and further growth is expected in future years, driven by the number of points sold continuing to increase, and the ongoing expansion and success of the IHG One Rewards programme.

●     Co-brand credit card agreements. The attraction of co-branded IHG One Rewards credit cards is intrinsically linked to the overall appeal and growth of the loyalty programme, and they drive further membership and loyalty to that programme, deepen guest relationships and deliver more business to our hotels. In November 2024, IHG entered into new agreements with our US co-brand card issuing and financial services partners that were effective immediately from that date and have an initial term running through to 2036. Under prior arrangements, fees recognised within IHG's operating profit from reportable segments in 2023 were $39m, with these expected to be double that level in 2025 and more than triple by 2028, and with continued growth anticipated in the years beyond. Progress in 2025 to date is tracking to expectations. The balance of fees that is recognised within System Fund revenue is also expected to grow meaningfully over the term of the new agreements. We recently expanded the IHG and Chase partnership with new IHG One Rewards status for Chase Sapphire Reserve and Chase Sapphire Reserve for Business cards. Separately, a new co-brand card is currently in discussion with other potential partners for the UK, and further priority growth markets targeted for future years.

●     Branded residential properties. A further example of driving ancillary fees through the strength of IHG's brands is their ability to generate increased sales of residential property, typically alongside a hotel development with shared services and facilities. This industry segment is forecasted to deliver double the current number of completed developments by 2031, according to Savills. IHG has 30+ branded residential projects open or selling properties across 15+ countries, and more in the pipeline with several expected to reach the sales launch stage later this year. Fees earned by IHG from branded residences are expected to increase this year and to have substantial future growth potential in years beyond as more of the current residential units under development are sold, and as we continue to leverage the global reach and potential of IHG's Luxury & Lifestyle brands.

5. Delivering increased dividends and return of surplus capital to our shareholders

The Board expects IHG's business model to continue a strong track record of generating substantial capacity to support investment plans that drive growth, fund a sustainably growing ordinary dividend, and routinely return surplus capital to shareholders.

●     Consistent capital allocation approach. IHG's asset-light business model is highly cash-generative through the cycle and enables us to invest in our brands and strengthen our enterprise platform. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet. IHG's perspectives on the uses of cash generated by the business remain unchanged: ensuring we invest in the business to optimise growth that will drive long-term shareholder value creation, funding a sustainably growing dividend, and then returning surplus capital to shareholders, whilst targeting our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA to maintain an investment grade credit rating.

●     Sustainably growing the ordinary dividend. IHG typically pays dividends weighted approximately one-third to the interim and two-thirds to the final payment. The total dividend for 2024 was 167.6¢, an increase of +10% on the prior year, which was increased +10% on the year before that. The interim dividend for 2025 will again increase by +10%, taking this to 58.6¢. The ex-dividend date for the interim dividend is Thursday 21 August 2025 (Friday 22 August 2025 for ADRs) and the record date is Friday 22 August 2025. The interim dividend will be paid on Thursday 2 October 2025, resulting in a cash outflow of approximately $90m. Total dividends paid to shareholders in 2025 will amount to approximately $270m.

●     Returning surplus capital. As announced at our 2024 FY results, a $900m share buyback programme is returning surplus capital to shareholders in 2025. This follows the $800m programme in 2024, $750m in 2023 and the $500m programme announced in 2022, which already reduced the total number of voting rights in the Company by 4.6%, 6.1% and 5.0%, respectively. The 2025 programme was 47% complete with $423m (£325m) having been cumulatively spent to 30 June, repurchasing 3.8 million shares. The 2025 programme to that date had therefore reduced the total number of voting rights in the Company by a further 2.4% to 154.7m.

●     Total returns to shareholders. The $900m share buyback programme, together with the growth in ordinary dividend payments, would result in over $1.1bn being returned to shareholders in 2025. This is equivalent to 5.9% of IHG's $19.8bn (£15.8bn) market capitalisation at the start of 2025, and 6.5% of IHG's most recent $17.9bn (£13.4bn) market capitalisation.

●     Leverage on track with 2.5-3.0x target range. IHG's net debt:adjusted EBITDA ratio was 2.34x at 31 December 2024 and 2.67x at 30 June 2025. On a prospective basis, given analyst consensus expectations for growth in EBITDA and cash generation in 2025, together with the $900m share buyback programme and the cash outflows for the acquisition of the Ruby brand, leverage at the end of 2025 is expected to be around the middle of our target range of 2.5-3.0x.

Summary of financial performance
INCOME STATEMENT SUMMARY
	6 months ended 30 June
	2025	2024	%
	$m	$m	change
Revenuea
Americas	561	561	-
EMEAA	368	347	6.1
Greater China	76	77	(1.3)
Central	170	123	38.2
	_____	_____	_____
Revenue from reportable segmentsb	1,175	1,108	6.0

System Fund and reimbursable revenues	1,344	1,214	10.7
	_____	_____	_____
Total revenue	2,519	2,322	8.5

Operating profita
Americas	415	413	0.5
EMEAA	128	119	7.6
Greater China	44	43	2.3
Central	17	(40)	NMd
	_____	_____	_____
Operating profit from reportable segmentsb	604	535	12.9
Analysed as:
Fee business	590	517	14.1
Owned & leased	18	21	(14.3)
Insurance activities	(4)	(3)	33.3
System Fund and reimbursable result	31	(10)	NMd
	_____	_____	_____
Operating profit before exceptional items	635	525	21.0
Operating exceptional items	(12)	-	NMd
	_____	_____	_____
Operating profit	623	525	18.7

Net financial income/(expenses)	13	(52)	NMd
Analysed as:
Adjusted interest expenseb	(91)	(79)	15.2
System Fund interest	25	26	(3.8)
Foreign exchange gains	79	1	NMd
Remeasurement of contingent purchase consideration	(3)	(1)	NMd
	_____	_____	_____
Profit before tax	633	472	34.1

Tax	(164)	(125)	31.2
Analysed as:
Adjusted taxb	(134)	(123)	8.9
Tax attributable to System Fund	(4)	(2)	100.0
Tax on foreign exchange gains	(8)	-	NMd
Tax on exceptional items and exceptional tax	(18)	-	NMd
	_____	_____	_____
Profit for the period	469	347	35.2

Adjusted earningsc	379	333	13.8

Basic weighted average number of ordinary shares (millions)	156.3	163.3	(4.3)
	_____	_____	_____
Earnings per ordinary share
Basic	300.1¢	212.5¢	41.2
Adjustedb	242.5¢	203.9¢	18.9

Interim dividend per share	58.6¢	53.2¢	10.2

Average US dollar to sterling exchange rate	$1: £0.77	$1: £0.79	(2.5)

a.         Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned & leased hotels. Greater China includes revenue and operating profit before exceptional items from fee business.
b.         Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
c.         Adjusted earnings as used within adjusted earnings per share, a non-GAAP measure.
d.         Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Revenue

Global RevPAR increased year-on-year by +3.3% in the first quarter, +0.3% in the second quarter and +1.8% in the first half, reflecting our globally diverse footprint. Our other key driver of revenue, net system size, increased by 4.6% year-on-year to 998,647 rooms, or 5.4% year-on-year excluding the impact of removing rooms previously affiliated with The Venetian Resort Las Vegas.

Total revenue increased by $197m (8.5%) to $2,519m, including a $130m increase in System Fund and reimbursable revenues. Revenue from reportable segmentsa increased by $67m (6.0%) to $1,175m, driven by RevPAR growth, system expansion and the step-ups in ancillary fee streams. Underlying revenuea increased by $59m (5.3%) to $1,166m, with underlying fee revenuea increasing by $53m (6.3%) to $901m. Owned & leased revenue increased by $8m (3.2%) to $255m.

Operating profit and margin

Operating profit increased by $98m from $525m to $623m, including the $12m increase in operating exceptional charge. The growth in operating profit was primarily driven by a $57m increase in Central operating profit, from a $40m loss to a $17m profit, in part due to the step-ups in ancillary fee streams, and a $41m increase in the reported System Fund and reimbursable result, from a $10m loss to a $31m profit.

Operating profit from reportable segmentsa increased by $69m (12.9%) to $604m. Fee business operating profit increased by $73m (14.1%) to $590m, due to a combination of fee revenue growth and ongoing focus on costs. Owned & leased operating profit decreased from $21m to $18m. Underlying operating profita increased by $64m (12.0%) to $599m.

Fee margina increased by 3.9%pts to 64.7%, of which ~2.6%pts was driven by operational leverage, including the benefits from our global efficiency programme and our ongoing actions to drive cost productivity. A further ~1.3%pts was due to incremental fees from the US co-brand credit card agreements and from the sale of certain loyalty points (together with certain other ancillary revenues). These revenue streams were anticipated to contribute within IHG's results from reportable segmentsa an incremental ~$40m and ~$25m, respectively, to the 2025 full year, with progress in the first half of the year on track towards this.

The impact of the movement in average USD exchange rates for 2024 compared to 2025 netted to a $3m negative impact on operating profit from reportable segmentsa when calculated as restating 2024 figures at 2025 exchange rates, and negatively impacted operating profit from reportable segmentsa by $2m when applying 2024 rates to 2025 figures.

If the average exchange rate during July 2025 had existed throughout the first half of 2025, the 2025 operating profit from reportable segmentsa would have been $2m higher.

System Fund and reimbursable result

The Group operates a System Fund to collect and administer assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and the Group's loyalty programme, IHG One Rewards. The System Fund also benefits from certain proceeds from the sale of loyalty points under third-party co-branding arrangements and the sale of points directly to members and other third parties. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of hotels in the IHG system with the objective of driving revenues for the hotels in the system.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels upfront when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows which do not necessarily reflect the Fund's position and the Group's capacity to invest.

Reimbursable revenues represent reimbursements of expenses incurred on behalf of managed and franchised properties and relate, predominantly, to payroll costs at managed properties where IHG is the employer. As IHG records reimbursable expenses based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either operating profit or net profit for the year.

In the six months to 30 June 2025, System Fund and reimbursable revenues increased $130m (10.7%) to $1,344m. This is due to the growth in reimbursable revenues driven by the increased number of managed hotels, and the growth in System Fund revenue due to the continued increase in net system size compounded by year-over-year RevPAR growth.

The reported System Fund and reimbursable result increased to a $31m profit from a $10m loss, primarily due to the System Fund revenue growth mentioned above and the impact of our global efficiency programme, partially offset by increased investments in marketing, loyalty and commercial services.

a.    Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Operating exceptional items

Operating exceptional items for the six months to 30 June 2025 are $12m (2024: $nil). 2025 comprised costs of $9m relating to litigation and commercial disputes and $3m relating to a global efficiency programme. Further information on exceptional items can be found in note 5 to the Interim Financial Statements.

Net financial income/(expenses)

Net financial income for the six months to 30 June 2025 is $13m (2024: expense of $52m). The movement is principally due to foreign exchange gains of $79m (2024: $1m gain), predominantly due to translation of US Dollar monetary assets and liabilities held by subsidiaries with a Sterling functional currency, partially offset by a $13m increase in total interest costs on public bonds.

Adjusted interesta, which excludes foreign exchange gains and adds back interest attributable to the System Fund, increased by $12m to an expense of $91m, driven by the increase in external bond interest.

Remeasurement losses on contingent purchase consideration

Contingent purchase consideration arose on the acquisition of Regent and, from 2025, the acquisition of the Ruby brand. The net loss of $3m (2024: $1m) is principally due to the impact of the unwind of the discount due to the passage of time. The total contingent purchase consideration liability at 30 June 2025 is $93m (31 December 2024: $73m).

Taxation

Adjusted tax has been calculated by applying a blended effective tax rate of 26% (2024: 27%). This blended effective rate represents the weighting of the annual tax rates of the Group's key territories using corporate income tax rates substantively enacted at 30 June 2025 to provide the best estimate for the full financial year. Further information on tax can be found in note 6 to the Interim Financial Statements.

Earnings per share

The Group's basic earnings per ordinary share is 300.1¢ (2024: 212.5¢). Adjusted earnings per ordinary sharea increased by 38.6¢ (18.9%) to 242.5¢.

Dividends and shareholder returns

The Board is declaring an interim dividend of 58.6¢, an increase of 10% on the 53.2¢ paid in 2024. The ex-dividend date for ordinary shares is Thursday 21 August 2025 and for American Depositary Receipts the ex-dividend date is Friday 22 August 2025. The record date (for both ordinary shares and American Depositary Receipts) is Friday 22 August 2025. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on Thursday 11 September 2025, calculated based on the average of the market exchange rates for the three working days commencing 8 September 2025. The dividend will be paid on Thursday 2 October 2025, resulting in a cash outflow of around $90m. This will result in total dividends paid to shareholders in 2025 amounting to approximately $270m. A Dividend Reinvestment Plan ("DRIP") is provided by Equiniti Financial Services Limited. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.shareview.co.uk/info/drip. The cut-off date and time for the receipt of DRIP elections for the interim dividend referred to above is 11 September 2025 at 5:00pm (UK time).

In February 2025, the Board approved a $900m share buyback programme to be completed in 2025. This follows the $800m programme in 2024, the $750m programme in 2023 and the $500m programme in 2022, which already reduced the total number of voting rights in the Company by 4.6%, 6.1% and 5.0%, respectively. In the six months to 30 June 2025, 3.8m shares were repurchased for total consideration of $425m, including $2m of taxes and transaction costs (see note 7 to the Interim Financial Statements).

a.    Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Summary of cash flow, working capital, net debt and liquidity
Adjusted EBITDAa reconciliation	6 months ended 30 June
	2025	2024
	$m	$m
Cash flow from operations	543	334
Cash flows relating to exceptional items	4	(10)
Impairment loss on financial assets	(14)	(8)
Other non-cash adjustments to operating profit	(44)	(35)
System Fund and reimbursable result	(31)	10
System Fund depreciation and amortisation	(40)	(40)
Other non-cash adjustments to System Fund result	(26)	(22)
Working capital and other adjustments	158	244
Capital expenditure: contract acquisition costs net of repayments	87	94
	_____	_____
Adjusted EBITDAa	637	567
	_____	_____

CASH FLOW SUMMARY	6 months ended 30 June
	2025	2024	$m
	Re-presentedb
	$m	$m	change

Adjusted EBITDAa	637	567	70

Working capital and other adjustments	(158)	(244)
Repayments related to investments supporting the Group's insurance activities	8	9
Impairment loss on financial assets	14	8
Other non-cash adjustments to operating profit	44	35
System Fund and reimbursable result	31	(10)
Non-cash adjustments to System Fund result	66	62
Capital expenditure: key money contract acquisition costs, net of repayments	(86)	(86)
Capital expenditure: gross maintenance	(10)	(15)
Net interest paid	(48)	(29)
Tax paid	(183)	(140)
Principal element of lease payments, net of finance lease receipts	(13)	(16)
Purchase of own shares by employee share trusts	-	(10)
	_____	_____	_____
Adjusted free cash flowa	302	131	171

Cash flows relating to exceptional items	(4)	10
Capital expenditure: gross recyclable investments	(9)	(29)
Capital expenditure: gross System Fund capital investments	(19)	(21)
Purchase of brands	(120)	-
Deferred purchase consideration paid	-	(13)
Repurchase of shares, including transaction costs	(425)	(367)
Dividends paid to shareholders	(180)	(172)
Other financing cash flows	6	-
	_____	_____	_____
Net cash flow before other net debta movements	(449)	(461)	12

Add back principal element of lease repayments	15	16
Exchange and other non-cash adjustments	(145)	(65)
	_____	_____	_____
Increase in net debta	(579)	(510)	(69)
Net debta at beginning of the period	(2,782)	(2,272)
	_____	_____	_____
Net debta at end of the period	(3,361)	(2,782)	(579)
	_____	_____	_____

a.         Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b.         Re-presented to reflect the updated definition of adjusted free cash flow - see page 29.

Cash flow from operations

For the six months ended 30 June 2025, cash flow from operations was $543m, an increase of $209m on the comparable period. This was led by the increase in operating profit from reportable segmentsa and a reduction in the working capital and other adjustments cash outflow led by lower prepayments in the current year.

Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure, ordinary dividend payments and additional returns of capital.

Adjusted free cash flowa

Adjusted free cash flowa was an inflow of $302m, an increase of $171m on the prior year. Adjusted EBITDAa increased by $70m due to the improvement in trading. The System Fund and reimbursable result improved by $41m, reflecting System Fund revenue growth and the impact of our global efficiency programme, partially offset by increased investments in marketing, loyalty and commercial services. Working capital and other adjustments of $158m includes $113m of cash inflow related to deferred revenue, driven primarily by $49m related to the loyalty programme and $37m of upfront cash flows associated with the new US co-brand credit card agreements. These were partly offset by a $19m increase in net interest paid, reflecting the increase in average debt, and $43m higher tax payments.

Net and gross capital expenditurea

Net capital expenditurea was $85m (2024: $112m) and gross capital expenditurea was $124m (2024: $151m). Gross capital expenditurea comprised: $86m of key money contract acquisition costs; $10m of maintenance; $9m gross recyclable investments; and $19m System Fund capital investments. Net capital expenditurea includes an offset from $39m System Fund depreciation and amortisation.

Net debta

Net debta increased by $579m from $2,782m at 31 December 2024 to $3,361m at 30 June 2025. During the period, the Group invested $120m to purchase the Ruby brand and there were $605m of payments related to ordinary dividends and the share buyback programmes, including transaction costs. The change in net debta includes adverse net foreign exchange impacts of $96m and $49m of other non-cash adjustments.

Sources of liquidity

As at 30 June 2025, the Group had total liquidity of $1,915m (31 December 2024: $2,319m), comprising $1,350m of undrawn bank facilities and $565m of cash and cash equivalents (net of overdrafts and restricted cash). The change in total liquidity from December 2024 of $404m is primarily due to net cash outflows of $449m.

The Group currently has $3,685m of sterling and euro bonds outstanding. The bonds mature in August 2025 (£300m), August 2026 (£350m), May 2027 (€500m), October 2028 (£400m), November 2029 (€600m) and September 2031 (€750m). There are currency swaps in place on the euro bonds, fixing the May 2027 bond at £436m, the November 2029 bond at $657m and the September 2031 bond at $834m. The Group currently has senior unsecured long-term credit ratings of BBB from S&P and Baa2 from Moody's.

The Group is further financed by a $1,350m syndicated bank revolving credit facility (RCF) which matures in 2029. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. The leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1 and the interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1. At 30 June 2025, the leverage ratio was 2.68 and the interest cover ratio was 9.04. See note 10 to the Interim Financial Statements for further information. The RCF was undrawn at 30 June 2025.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

It is management's opinion that the current working capital levels and available facilities are sufficient for the Group's present liquidity requirements.

a.         Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Additional revenue, global system size and pipeline analysis
Disaggregation of total gross revenue in IHG's system

Total gross revenuea provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, exclusive partner and owned & leased hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned & leased hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	6 months ended 30 June
	2025	2024	%
	$bn	$bn	Changeb
Analysed by brand
InterContinental	2.6	2.6	3.0
Kimpton	0.7	0.7	2.1
Hotel Indigo	0.5	0.5	14.0
Crowne Plaza	1.8	1.8	(3.2)
Holiday Inn Express	4.7	4.6	1.4
Holiday Inn	2.9	2.9	(0.1)
Staybridge Suites	0.7	0.6	4.5
Candlewood Suites	0.5	0.4	5.3
Other	2.3	2.0	20.0
	_____	_____	_____
Total	16.7	16.1	3.7
	_____	_____	_____
Analysed by ownership type
Franchisedc (revenue not attributable to IHG)	10.5	10.2	3.9
Managed (revenue not attributable to IHG)	5.9	5.7	3.5
Owned & leased (revenue recognised in Group income statement)	0.3	0.2	3.2
	_____	_____	_____
Total	16.7	16.1	3.7
	_____	_____	_____

Total gross revenue in IHG's system increased by 3.7% (4.4% increase at constant currency) to $16.7bn, driven by improved trading in most markets and growth in the number of hotels in our system.

a.     Definitions for total gross revenue can be found in the 'Key performance measures and non-GAAP measures' section to accompany the above reconciliation to the Interim Financial Statements
b.     Year-on-year percentage movement calculated from source figures.
c.     Includes exclusive partner hotels.

RevPARa movement summary at constant exchange rates (CER)

	Half Year 2025 vs 2024			Q2 2025 vs 2024
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Global	1.8%	1.4%	0.3%pts	0.3%	0.7%	(0.2)%pts
Americas	1.4%	1.3%	0.1%pts	(0.5)%	0.5%	(0.7)%pts
EMEAA	4.1%	2.9%	0.8%pts	3.0%	2.0%	0.7%pts
Greater China	(3.2)%	(3.6)%	0.3%pts	(3.0)%	(2.9)%	(0.1)%pts

RevPARa movement at CER vs actual exchange rates (AER)

	Half Year 2025 vs 2024			Q2 2025 vs 2024
	CER(as above)	AER	Difference	CER(as above)	AER	Difference
Global	1.8%	1.7%	(0.1)%pts	0.3%	1.2%	0.9%pts
Americas	1.4%	0.8%	(0.6)%pts	(0.5)%	(0.8)%	(0.3)%pts
EMEAA	4.1%	5.2%	1.1%pts	3.0%	6.7%	3.7%pts
Greater China	(3.2)%	(3.5)%	(0.3)%pts	(3.0)%	(2.7)%	0.3%pts

a.     RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 30 June 2025 and include hotels that have traded in all months in both the current and the prior year. The principal exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See 'Key performance measures and non-GAAP measures' section for further information on the definition of RevPAR.

	Hotels		Rooms
Global hotel and room count		Change over		Change over
	2025	2024	2025	2024
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	27	-	1,950	-
Regent	11	-	3,168	(44)
InterContinental	231	4	74,728	944
Vignette Collection	26	6	5,844	1,879
Kimpton	81	4	14,803	772
Hotel Indigo	174	5	23,433	640
voco	107	20	22,916	2,540
Ruby	16	16	2,673	2,673
HUALUXE	21	(1)	5,721	(281)
Crowne Plaza	415	-	112,347	(1,277)
EVEN Hotels	43	10	6,593	1,511
Holiday Inn Express	3,264	27	347,895	3,938
Holiday Inn	1,239	(10)	224,049	(1,283)
Garner	51	28	5,028	2,628
avid hotels	81	5	7,231	429
Atwell Suites	6	-	556	-
Staybridge Suites	337	2	36,762	239
Holiday Inn Club Vacations	30	-	9,812	(56)
Candlewood Suites	410	18	36,620	1,803
Iberostar Beachfront Resorts	57	2	19,762	176
Other	133	(5)	36,756	(5,709)
	_____	_____	_____	_____
Total	6,760	131	998,647	11,522
	_____	_____	_____	_____
Analysed by ownership type
Franchiseda	5,715	119	726,090	7,873
Managed	1,028	11	268,366	3,494
Owned & leased	17	1	4,191	155
	_____	_____	_____	_____
Total	6,760	131	998,647	11,522
	_____	_____	_____	_____
a.     Includes exclusive partner hotels.

	Hotels		Rooms
Global Pipeline		Change over		Change over
	2025	2024	2025	2024
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	38	-	2,886	(9)
Regent	9	-	1,932	(55)
InterContinental	105	4	27,129	1,437
Vignette Collection	41	6	7,468	1,079
Kimpton	66	5	13,290	1,157
Hotel Indigo	136	6	21,074	1,643
voco	102	12	19,709	4,081
Ruby	18	18	3,813	3,813
HUALUXE	24	-	6,291	(2)
Crowne Plaza	144	4	36,323	1,054
EVEN Hotels	26	(6)	4,852	(715)
Holiday Inn Express	640	3	80,440	1,218
Holiday Inn	280	14	52,714	1,037
Garner	87	(7)	7,941	(826)
avid hotels	131	(6)	9,961	(688)
Atwell Suites	61	7	6,454	994
Staybridge Suites	157	-	17,107	(208)
Candlewood Suites	192	9	14,376	77
Iberostar Beachfront Resorts	5	(2)	2,271	(176)
Other	14	(1)	2,352	(1,780)
	_____	_____	_______	______
Total	2,276	66	338,383	13,131
	_____	_____	_______	______
Analysed by ownership type
Franchiseda	1,632	34	198,138	6,533
Managed	644	33	140,245	6,753
Owned & leased	-	(1)	-	(155)
	_____	_____	_______	______
Total	2,276	66	338,383	13,131
	_____	_____	_______	______

a.     Includes exclusive partner hotels.

Regional performance reviews, system size and pipeline analysis
AMERICAS
	6 months ended 30 June
Americas results
	2025	2024	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	475	478	(0.6)
Owned & leased	86	83	3.6
	_____	_____	_____
	561	561	0.0
	_____	_____	_____
Operating profit from the reportable segmenta
Fee business	394	392	0.5
Owned & leased	21	21	0.0
	_____	_____	_____
	415	413	0.5
Operating exceptional items	(1)	-	NMb
	_____	_____	_____
Operating profit	414	413	0.2
	_____	_____	_____

Americas Comparable RevPAR movement on previous year	6 months ended 30 June 2025
Fee business
InterContinental			4.6%
Kimpton			0.8%
Hotel Indigo			1.1%
Crowne Plaza			1.5%
EVEN Hotels			1.0%
Holiday Inn Express			1.5%
Holiday Inn			0.1%
avid hotels			1.8%
Staybridge Suites			1.7%
Candlewood Suites			1.0%
All brands			1.4%

Owned & leased
All brands			1.1%

RevPAR for H1 grew +1.4% (Q1 +3.5%, Q2 -0.5%) with occupancy of 67.7% up +0.1%pts and average daily rate +1.3% higher. US RevPAR grew +1.2% in H1, with growth of +3.5% in Q1 moving to a decline of -0.9% in Q2. This move included the adverse impact from the shift in timing of Easter between March and April, and a broader impact in Q2 on certain types of business and leisure travel in light of macro-economic developments. Rooms revenue for the region on a comparable hotel basis in H1 was strongest for Business at +3%, with Groups +1% and Leisure flat on 2024 levels.

Revenue from the reportable segmenta was unchanged at $561m. Operating profit increased by $1m to $414m, including a $1m exceptional cost in relation to the global efficiency programme (further information on exceptional items can be found in note 5 to the Interim Financial Statements). Operating profit from the reportable segmenta increased by $2m (+0.5%) to $415m.

Fee business revenuea decreased by $3m (-0.6%) to $475m. Whilst RevPAR (which is on a comparable hotels and constant currency basis) was up +1.4%, this was offset by lower revenue from a number of non-comparable hotels undergoing renovation, small reductions in certain other fee revenue areas, adverse currency movements and one fewer trading day from the leap-year impact. There were $7m of incentive management fees earned (H1 2024: $7m). Fee business operating profita increased by $2m (+0.5%) to $394m, supported by system size growth and cost efficiencies. This led to fee margina increasing to 82.7% compared to 82.0% in H1 2024.

Owned & leased revenue increased by $3m (+3.6%) to $86m, with RevPAR up +1.1%, reflecting the specific trading environments related to this small portfolio of just four hotels (only three of which were comparable for RevPAR). Owned & leased operating profit was unchanged at $21m.

a.         Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b.         Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms
Americas hotel and room count		Change over		Change over
	2025	2024	2025	2024
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	2	-	81	-
Regent	1	-	167	-
InterContinental	48	3	17,056	784
Vignette Collection	3	1	805	214
Kimpton	61	-	11,086	3
Hotel Indigo	76	1	10,255	127
voco	24	5	2,650	585
Crowne Plaza	101	(3)	24,997	(1,359)
EVEN Hotels	25	3	3,398	276
Holiday Inn Express	2,528	2	231,188	439
Holiday Inn	666	(11)	106,971	(2,555)
Garner	18	8	1,415	660
avid hotels	81	5	7,231	429
Atwell Suites	6	-	556	-
Staybridge Suites	314	2	33,011	238
Holiday Inn Club Vacations	30	-	9,812	(56)
Candlewood Suites	405	13	36,042	1,225
Iberostar Beachfront Resorts	26	2	9,443	176
Other	102	(5)	16,110	(6,906)
	_____	____	_______	______
Total	4,517	26	522,274	(5,720)
	_____	____	_______	______
Analysed by ownership type
Franchiseda	4,344	25	485,658	(5,848)
Managed	169	1	35,279	128
Owned & leased	4	-	1,337	-
	_____	____	_______	______
Total	4,517	26	522,274	(5,720)
	_____	____	_______	______
a.     Includes exclusive partner hotels.
	Hotels		Rooms
Americas Pipeline		Change over		Change over
	2025	2024	2025	2024
	30 June	30 June	30 June	30 June
Analysed by brand
Six Senses	9	-	660	-
InterContinental	9	(2)	2,401	(385)
Vignette Collection	4	-	282	(193)
Kimpton	31	1	5,807	122
Hotel Indigo	26	(1)	3,236	(2)
voco	22	(1)	2,605	(7)
Crowne Plaza	6	-	1,070	26
EVEN Hotels	5	(3)	673	(276)
Holiday Inn Express	324	(13)	30,538	(1,490)
Holiday Inn	63	(2)	7,152	(638)
Garner	46	3	3,592	97
avid hotels	131	(6)	9,961	(688)
Atwell Suites	54	2	5,426	204
Staybridge Suites	143	1	14,888	(86)
Candlewood Suites	183	8	13,193	(6)
Iberostar Beachfront Resorts	4	(2)	2,000	(176)
Other	14	-	2,352	-
	_____	____	_______	______
Total	1,074	(15)	105,836	(3,498)
	_____	____	_______	______
Analysed by ownership type
Franchiseda	1,030	(13)	98,829	(3,246)
Managed	44	(2)	7,007	(252)
	_____	____	_______	______
Total	1,074	(15)	105,836	(3,498)
	_____	____	_______	______
a.     Includes exclusive partner hotels.

Gross system size growth was +3.8% YOY (adjusting for The Venetian) with the opening of 9.4k rooms (78 hotels) in the Americas region during the first half of the year, of which 5.4k rooms (47 hotels) opened in Q2. Openings in the half included 32 hotels across the Holiday Inn Brand Family and a further 18 properties across the Staybridge Suites and Candlewood Suites brands. There were five more avid hotels added to reach 81 open (with 131 more in the pipeline), and the next eight Garner conversions took the open portfolio to 18 as it rapidly develops in less than two years since becoming franchise-ready, with a further 46 in its pipeline. The voco brand added five more conversions taking its portfolio to 24, with 22 more in the pipeline as it rolls out further across the region. Openings across our Luxury & Lifestyle brands included three more for InterContinental - Indianapolis, Monterrey and Lima - the latter a debut for the brand in Peru which was also the case with openings for Hotel Indigo and Vignette Collection in that market.

Net system size grew +0.1% YOY on a reported basis, after removals of 15.1k rooms (52 hotels) in the half. Adjusting for the impact of removing 7.1k rooms previously affiliated with The Venetian Resort Las Vegas, net system size grew +1.5% YOY with a removal rate of 2.2% over the last 12 months.

There were 9.5k rooms (97 hotels) signed during the first half of the year, including 5.0k rooms (55 hotels) during Q2. Strong development activity continued for our Essentials and Suites brands - there were 29 signings across the Holiday Inn Brand Family and 39 across Staybridge, Candlewood and Atwell. Ongoing demand for conversions also saw 12 signings for Garner and six for voco, including the first resort for the voco brand in Jamaica. Examples such as voco Kissimmee Orlando and numerous other resort-focused properties for Holiday Inn reflect signings that can quickly become openings in a small number of months, with other notable conversions including Hotel Indigo Myrtle Beach, Crowne Plaza Merida, Mexico.

The pipeline stands at 105.8k rooms (1,074 hotels), which represents 20% of the current system size in the region.

EMEAA

	6 months ended 30 June
EMEAA results
	2025	2024	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	199	183	8.7
Owned & leased	169	164	3.0
	_____	_____	_____
	368	347	6.1
	_____	_____	_____
Operating profit/(loss) from the reportable segmenta
Fee business	131	119	10.1
Owned & leased	(3)	-	NMb
	_____	_____	_____
	128	119	7.6
Operating exceptional items	(10)	-	NMb
	_____	_____	_____
Operating profit	118	119	(0.8)
	_____	_____	_____

EMEAA comparable RevPAR movement on previous year			6 months ended 30 June 2025
Fee business
Six Senses			11.0%
InterContinental			7.2%
Hotel Indigo			3.6%
voco			4.8%
Crowne Plaza			4.0%
Holiday Inn Express			0.2%
Holiday Inn			2.4%
Staybridge Suites			1.6%
All Brands			4.2%

Owned & leased
All Brands			1.0%

RevPAR for H1 grew +4.1%, with occupancy of 69.8% up +0.8%pts and average daily rate +2.9% higher. Strong RevPAR growth of +5.0% in Q1 eased to +3.0% in Q2, in part due to fewer travel-related international events compared to the prior year. By major geographic markets, H1 RevPAR was Continental Europe +5.1%, UK -0.8%, to Middle East +5.0% and East Asia & Pacific +5.6%. The latter continued to benefit from increased levels of inbound leisure travel from Greater China, which contributed to strong double-digit growth in numerous countries on top of sharp increases last year. Rooms revenue for the region on a comparable hotel basis in H1 was still strongest for Groups at +5%, with Business and Leisure both up +3% on 2024 levels.

Revenue from the reportable segmenta increased by $21m (+6.1%) to $368m. Operating profit reduced by $1m to $118m, including a $10m exceptional cost in relation to the global efficiency programme and commercial litigation and disputes (further information on exceptional items can be found in note 5 to the Interim Financial Statements). Operating profit from the reportable segmenta increased by $9m (+7.6%) to $128m.

Fee business revenuea increased by $16m (+8.7%) to $199m, with RevPAR up +4.2%. There were $62m of incentive management fees earned (H1 2024: $55m). Fee business operating profita increased by $12m (+10.1%) to $131m and fee margina increased to 65.8% compared to 65.0% in H1 2024, with positive operating leverage driven by the trading performance, system growth and cost efficiencies.

Owned & leased revenue increased by $5m (+3.0%) to $169m, with RevPAR on a comparable hotels and constant currency basis up +1.0%. Reflecting the trading conditions and cost bases of this largely urban-centred portfolio of 13 hotels, there was an operating loss of $3m compared to breakeven being achieved in the first half of 2024.

a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms
EMEAA hotel and room count		Change over		Change over
	2025	2024	2025	2024
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	24	-	1,739	-
Regent	4	-	947	(44)
InterContinental	122	1	34,204	259
Vignette Collection	16	3	3,255	1,146
Kimpton	16	3	2,978	480
Hotel Indigo	68	2	8,392	188
voco	59	8	15,649	1,041
Ruby	16	16	2,673	2,673
Crowne Plaza	181	-	43,545	(345)
Holiday Inn Express	363	3	53,289	454
Holiday Inn	424	(1)	77,526	131
Garner	33	20	3,613	1,968
Staybridge Suites	23	-	3,751	1
Candlewood Suites	5	5	578	578
Iberostar Beachfront Resorts	31	-	10,319	-
Other	25	1	13,852	1,306
	_____	____	_______	______
All Brands	1,410	61	276,310	9,836
	_____	____	_______	______
Analysed by ownership type
Franchiseda	980	49	163,109	6,571
Managed	417	11	110,347	3,110
Owned & leased	13	1	2,854	155
	_____	____	_______	______
Total	1,410	61	276,310	9,836
	_____	____	_______	______
a.     Includes exclusive partner hotels.

	Hotels		Rooms
EMEAA Pipeline		Change over		Change over
	2025	2024	2025	2024
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	28	-	2,172	(9)
Regent	7	-	1,405	(55)
InterContinental	64	4	15,938	1,412
Vignette Collection	30	5	5,455	1,076
Kimpton	19	4	3,324	1,070
Hotel Indigo	52	3	8,300	1,092
voco	60	10	12,275	2,859
Ruby	18	18	3,813	3,813
Crowne Plaza	62	3	14,675	654
EVEN Hotels	2	2	555	555
Holiday Inn Express	96	7	15,595	1,256
Holiday Inn	123	9	23,783	964
Garner	41	(10)	4,349	(923)
Staybridge Suites	14	(1)	2,219	(122)
Candlewood Suites	9	1	1,183	83
Iberostar Beachfront Resorts	1	-	271	-
Other	-	(1)	-	(1,780)
	____	____	______	______
All Brands	626	54	115,312	11,945
	____	____	______	______
Analysed by ownership type
Franchiseda	295	31	44,172	6,600
Managed	331	24	71,140	5,500
Owned & leased	-	(1)	-	(155)
	____	____	______	______
Total	626	54	115,312	11,945
	____	____	______	______
a.     Includes exclusive partner hotels.

Gross system size growth was +12.5% YOY with the opening of 11.9k rooms (74 hotels) in the EMEAA region during the first half of the year, of which 5.7k rooms (44 hotels) opened in Q2. Openings in the half included the first 16 Ruby hotels (2.7k rooms) added into IHG's system in the initial phase of integration. A further 19 conversions (2.0k rooms) as part of the NOVUM Hospitality agreement were added, taking the total to date to 77 out of the total of 119 open and pipeline hotels at the time of the initial agreement. There were further conversion openings within the eight openings for the voco brand and three for Vignette Collection. There were six other openings across our Luxury & Lifestyle brands, including InterContinental Brisbane, Kimpton Main Frankfurt (a debut for the brand in Germany) and Kimpton Atlantico Algarve (which was another first for the brand, taking it into Portugal). There were nine Holiday Inn Brand Family openings, and four for Crowne Plaza.

Net system size grew +10.9% YOY, after removals of 2.1k rooms (13 hotels) in the half, with the removal rate being 1.5% over the last 12 months. The NOVUM Hospitality properties contributed +4.4% to the YOY system growth, and the initial Ruby additions contributed 1.1%.

There were 24.9k rooms (134 hotels) signed during the first half of the year, including 12.0k rooms (62 hotels) during Q2. There were 30 Ruby signings (5.7k rooms) for the 20 open and 10 pipeline hotels at the time of acquisition, with 4 further Ruby signings achieved since then. There were 16 signings for the voco brand and 10 for Garner, the latter including Garner Edinburgh Haymarket which reflected the brand's ability to deliver a high-quality conversion in just three months from signing to opening. The Garner signings also included firsts for the brand in Thailand and India. Within 29 signings across IHG's Luxury & Lifestyle brands, there was also Six Senses Bangkok, Thailand, and a further InterContinental in India in Kasauli, a debut for Kimpton in the UAE, and nine signings for the Vignette Collection across almost as many countries which contributed to the overall strength of conversion signings across the region. The attraction to owners of our established brands was also reflected in seven Crowne Plaza signings, 16 for Holiday Inn Express and 19 for Holiday Inn, whilst two signings for EVEN Hotels will introduce that brand to the Middle East and the wider EMEAA region.

The pipeline stands at 115.3k rooms (626 hotels), which represents 42% of the current system size in the region.

GREATER CHINA

	6 months ended 30 June
Greater China results
	2025	2024	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	76	77	(1.3)
	_____	_____	_____
	76	77	(1.3)
	_____	_____	_____
Operating profit from the reportable segmenta
Fee business	44	43	2.3
	_____	_____	_____

Greater China comparable RevPAR movement on previous year	6 months ended 30 June 2025

Fee business
Regent	17.3%
InterContinental	(4.1)%
Hotel Indigo	3.2%
HUALUXE	(1.9)%
Crowne Plaza	(4.1)%
Holiday Inn Express	(7.5)%
Holiday Inn	(6.5)%
All brands	(3.2)%

RevPAR for H1 was down -3.2%, with occupancy of 56.5% +0.3%pts higher and average daily rate -3.6% lower. Q1 RevPAR of -3.5% was followed by -3.0% in Q2, helped by an easing in the strong comparatives. H1 RevPAR was down -1.1% in Tier 1 cities and down -6.0% in Tier 2-4 cities, due to lower Groups and Business demand and further increases in international outbound leisure trips. Rooms revenue for the region on a comparable hotel basis in H1 was flat overall for Leisure, but Business was down -5% and Groups -6% on 2024 levels. We remain encouraged by the breadth and strength of the region's economic growth, and the attractive long-term secular demand drivers, which continue to fuel record levels of hotel development activity for IHG.

Revenue from the reportable segmenta was $1m lower at $76m, with the effect of negative RevPAR in the comparable estate, together with small reductions in other fee streams, largely offset by the incremental revenue from system growth. There were $16m of incentive management fees earned (H1 2024: $19m). Operating profit increased by $1m (+2.3%) to $44m and fee margina increased to 57.9% compared to 55.8% in H1 2024, supported by cost efficiencies achieved in the period.

a.   Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

	Hotels		Rooms
Greater China hotel and room count		Change over		Change over
	2025	2024	2025	2024
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	-	130	-
Regent	6	-	2,054	-
InterContinental	61	-	23,468	(99)
Vignette Collection	7	2	1,784	519
Kimpton	4	1	739	289
Hotel Indigo	30	2	4,786	325
voco	24	7	4,617	914
HUALUXE	21	(1)	5,721	(281)
Crowne Plaza	133	3	43,805	427
EVEN Hotels	18	7	3,195	1,235
Holiday Inn Express	373	22	63,418	3,045
Holiday Inn	149	2	39,552	1,141
Other	6	(1)	6,794	(109)
	_____	____	_______	______
Total	833	44	200,063	7,406
	_____	____	_______	______
Analysed by ownership type
Franchised	391	45	77,323	7,150
Managed	442	(1)	122,740	256
	_____	____	_______	______
Total	833	44	200,063	7,406
	_____	____	_______	______

	Hotels		Rooms
Greater China Pipeline		Change over		Change over
	2025	2024	2025	2024
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	-	54	-
Regent	2	-	527	-
InterContinental	32	2	8,790	410
Vignette Collection	7	1	1,731	196
Kimpton	16	-	4,159	(35)
Hotel Indigo	58	4	9,538	553
voco	20	3	4,829	1,229
HUALUXE	24	-	6,291	(2)
Crowne Plaza	76	1	20,578	374
EVEN Hotels	19	(5)	3,624	(994)
Holiday Inn Express	220	9	34,307	1,452
Holiday Inn	94	7	21,779	711
Atwell Suites	7	5	1,028	790
	_____	____	_______	______
Total	576	27	117,235	4,684
	_____	____	_______	______
Analysed by ownership type
Franchised	307	16	55,137	3,179
Managed	269	11	62,098	1,505
	_____	____	_______	______
Total	576	27	117,235	4,684
	_____	____	_______	______

Gross system size growth was +12.0% YOY with the opening of 10.0k rooms (55 hotels) in the Greater China region during the first half of the year, another hotel openings record, of which 5.7k (30 hotels) opened in Q2. Early in 2025 we celebrated our 800th opening and IHG's 50th anniversary in Greater China, and the milestone of 200,000 rooms open in our system was reached later in the period. Openings in the half saw 31 for the Holiday Inn Brand Family (including key locations such as Holiday Inn Express Taipei Train Station and Holiday Inn Shanghai Pudong Airport), five Crowne Plaza properties, and a notably strong period of openings for EVEN Hotels with seven properties added which increases its portfolio to 18.

As our other brands build scale in the region, there were seven further voco properties opened and five across our Luxury & Lifestyle brands, including a Kimpton and a Hotel Indigo at Hainan Clear Water Bay, and the Hangzhou Wulin GDA Hotel joining the Vignette Collection. Conversions accounted for 40% of all room openings in H1.

Net system size growth was +8.6% YOY, after removals of 2.6k rooms (11 hotels) in the half. The removal rate of 3.4% over the last 12 months has been temporarily elevated, and is expected to normalise back down over the coming years.

There were 16.8k rooms (93 hotels) signed during the first half of the year, which was also a record, including 8.3k rooms (49 hotels) during Q2. During the first half there were 16 hotel signings for Holiday Inn and a particularly strong 39 for Holiday Inn Express, growing their pipelines to 94 and 220, respectively, and six Crowne Plaza signings. The Atwell Suites brand was launched in the region towards the end of last year, and another five signings were achieved, with the first openings expected to come in the second half of the year which should further accelerate development interest. There were 13 signings across our Luxury & Lifestyle brands, including four more for InterContinental. Our six Luxury & Lifestyle brands represent around 20% of both the existing system size and the pipeline in the region.

The pipeline stands at 117.2k rooms (576 hotels), which represents 59% of the current system size in the region.

CENTRAL
	6 months ended 30 June

	2025	2024	%
Central results	$m	$m	change

Revenue from the reportable segmenta
Fee business	158	112	41.1
Insurance activities	12	11	9.1
	_____	_____	_____
	170	123	38.2
	_____	_____	_____
Gross costs
Fee business	(137)	(149)	(8.1)
Insurance activities	(16)	(14)	14.3
	_____	_____	_____
	(153)	(163)	(6.1)
	_____	_____	_____
Operating profit/(loss) from the reportable segmenta
Fee business	21	(37)	NMb
Insurance activities	(4)	(3)	33.3
	_____	_____	_____
	17	(40)	NMb
Operating exceptional items	(1)	-	NMb
	_____	_____	_____
Operating profit/(loss)	16	(40)	NMb
	_____	_____	_____

Central revenue is mainly comprised of technology fee income, revenue from insurance activities, co-brand licensing fees and a portion of revenue from the consumption of certain IHG One Rewards points. Central revenue increased by $47m (38.2%) to $170m. This was primarily due to incremental fees from the US co-brand credit card agreements and from the sale of certain loyalty points (together with certain other ancillary revenues). These revenue streams were anticipated to contribute within IHG's results from reportable segmentsa an incremental ~$40m and ~$25m, respectively, to the 2025 full year, with progress in the first half of the year on track towards this.

Gross costs decreased by $10m (6.1)% year-on-year, primarily driven by our ongoing focus on costs, including the benefits from our global efficiency programme.

The resulting $17m operating profit from the reportable segmenta was an increase of $57m year-on-year. Operating profit of $16m included a $1m exceptional cost in relation to the global efficiency programme (further information on exceptional items can be found in note 5 to the Interim Financial Statements).

a Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Key performance measures and non-GAAP measures

In addition to performance measures directly observable in the Interim Financial Statements (International Financial Reporting Standards "IFRS" measures), certain financial measures are presented when discussing the Group's performance which are not measures of financial performance or liquidity under IFRS. In management's view, these measures provide investors and other stakeholders with an enhanced understanding of IHG's operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way as each other. As these measures exclude certain items (for example the costs of individually significant legal cases or commercial disputes) they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Interim Financial Statements.

Global revenue per available room (RevPAR) growth

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG's System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years.

RevPAR and ADR are quoted at a constant US$ exchange rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in currency movements.

Total gross revenue from hotels in IHG's System

Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG's brands and the combined impact of IHG's growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:

●    Total rooms revenue from franchised hotels;
●    Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and
●    Total hotel revenue from owned & leased hotels.

Other than total hotel revenue from owned & leased hotels, total gross revenue is not revenue attributable to IHG as these managed, franchised and exclusive partner hotels are owned by third parties.

Total gross revenue is used to describe this measure as it aligns with terms used in the Group's management, franchise and exclusive partner agreements and therefore is well understood by owners and other stakeholders.
Revenue and operating profit measures

Revenue and operating profit from (1) fee business, (2) owned & leased hotels, and (3) insurance activities are described as 'revenue from reportable segments' and 'operating profit from reportable segments', respectively, within note 3 to the Interim Financial Statements. These measures are presented insofar as they relate to each of the Group's regions and its Central functions. Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:

●    System Fund and reimbursables - the System Fund is not managed to generate a surplus or deficit for IHG over the longer term; it is managed for the benefit of the hotels within the IHG system. The System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes of use including marketing, the Guest Reservation System, certain hotel services and the Group's loyalty programme. There is a cost equal to reimbursable revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.
●    Exceptional items - these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years (including items that impact more than one reporting period) and between gains and losses. Exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. Further detail of amounts presented as exceptional is included in note 5 to the Interim Financial Statements.

In further discussing the Group's performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:

●    Underlying revenue;
●    Underlying operating profit;
●    Underlying fee revenue; and
●    Fee margin.

Operating profit measures are, by their nature, before interest and tax. The Group's reported operating profit additionally excludes remeasurement gains/losses on contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group's ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit

These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned & leased hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group's ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group's operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group's financial performance.

Underlying fee revenue growth

Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG's ability to grow the core fee-based business, aligned to IHG's asset-light strategy.

Fee margin

Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing 'fee operating profit' by 'fee revenue'. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group's owned & leased hotels as well as from insurance activities and significant liquidated damages.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG's core fee-based business, as the scale of IHG's operations increases with growth in IHG's system size.

Adjusted interest

Adjusted interest is presented before exceptional items and excludes foreign exchange gains/losses primarily related to the Group's internal funding structure and the following items of interest which are recorded within the System Fund:

●    Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG.
●    Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.

Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

The exclusion of foreign exchange gains/losses provides greater comparability with covenant interest as calculated under the terms of the Group's revolving credit facility.

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Adjusted tax

Adjusted tax excludes the impact of foreign exchange gains/losses, exceptional items, the System Fund and remeasurement gains/losses on contingent consideration.

Foreign exchange gains/losses vary year-on-year depending on the movement in exchange rates, and remeasurement gains/losses on contingent consideration and exceptional items also vary year-on-year. These can impact the current year's tax charge. The System Fund (including interest and tax) is not managed to a surplus or deficit for IHG over the longer term and is, in general, not subject to tax. Management believes removing these from both profit and tax provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group's ongoing tax charge.

Adjusted earnings per ordinary share

Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove the System Fund and reimbursable result, interest attributable to the System Fund and foreign exchange gains/losses as excluded in adjusted interest (above), remeasurement gains/losses on contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt

Net debt is used in the monitoring of the Group's liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group's bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the principal amounts payable and receivable on maturity of derivatives swapping debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the Interim Financial Statements.

Adjusted EBITDA

One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund and reimbursable result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs.

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group's banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these are provided in note 10 to the Interim Financial Statements.

Adjusted free cash flow, gross capital expenditure, net capital expenditure

These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect the Group's future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Adjusted free cash flow

Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of gross maintenance capital expenditure; (3) the exclusion of cash flows relating to exceptional items; and (4) where cash flows are split between categories in the Group statement of cash flows, cash flows from investing or financing activities may be included or excluded in adjusted free cash flow to maintain consistency of the measure. This includes: (a) the inclusion of the principal element of lease payments; (b) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities; (c) the exclusion of interest receipts related to owner loans within net cash from operating activities (d) the exclusion of recyclable investments in contract acquisition costs within net cash from operating activities; (e) the inclusion of payments and repayments related to investments supporting the Group's insurance activities; (f) the inclusion of finance lease income relating to sub-leases where payments on the headlease are included in (a); (g) the exclusion of any lease incentives recorded within operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders. It is a key component in measuring the ongoing viability of our business and is a key reference point to our investment case. The 30 June 2024 comparatives have been restated to align with the changes made to the definition of adjusted free cash flow as explained in the 2024 Annual Report.

Gross capital expenditure

Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs and to exclude payments and repayments related to investments supporting the Group's insurance activities. In order to demonstrate the capital outflow of the Group, cash flow receipts such as those arising from disposals and distributions from associates and joint ventures, and finance lease income, are excluded. Lease incentives and similar contributions received are included in gross capital expenditure as they directly reduce the Group's outlay. The measure also excludes any material investments made in acquiring businesses (including brands), including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as key money, maintenance, recyclable or System Fund. Contract acquisition costs are defined as either key money or recyclable, depending on whether they form part of other recyclable investments, such as any difference between the face and market value of an owner loan on inception.

This disaggregation provides useful information as it enables users to distinguish between:

●    Key money, which reflects amounts paid to owners to secure management and franchise agreements;
●    Maintenance capital expenditure, which reflects investments to maintain our systems, corporate offices and owned & leased hotels;
●    System Fund capital investments which are strategic investments to drive growth at hotel level; and
●    Recyclable investments (such as all investments in associates and joint ventures and any loans to facilitate third-party ownership of hotel assets), which are generally intended to be recoverable in the medium term and are to drive growth of the Group's brands and expansion in primary markets.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year. The 30 June 2024 comparatives have been restated to align with the changes made to the definition of gross capital expenditure as explained in the 2024 Annual Report.

Net capital expenditure

Net capital expenditure provides an indicator of the capital intensity of IHG's business model. Net capital expenditure is derived from net cash from investing activities, which includes receipts such as those arising from disposals and distributions from associates and joint ventures, adjusted to include contract acquisition costs (net of repayments) and interest receipts from owner loans, and to exclude payments and repayments related to investments supporting the Group's insurance activities, finance lease income and any material investments made in acquiring businesses (including brands), including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group's strategy. The 30 June 2024 comparatives have been restated to align with the changes made to the definition of net capital expenditure as explained in the 2024 Annual Report.

Change in terminology

The descriptor 'Owned, leased and managed lease' has been renamed to 'Owned & leased' for brevity. The definition remains unchanged and reflects hotels operated by IHG where IHG is, or effectively acts as, the owner, with responsibility for assets, employees and running costs. The entire revenue and profit of the hotels are recorded in IHG's financial statements.

Revenue and operating profit non-GAAP reconciliations

Highlights for the 6 months ended 30 June

Reportable segments	Revenue			Operating profit

	2025	2024	%	2025	2024	%
	$m	$m	change	$m	$m	change

Per Group income statement	2,519	2,322	8.5	623	525	18.7
System Fund and reimbursables	(1,344)	(1,214)	10.7	(31)	10	NMa
Operating exceptional items	-	-	NMa	12	-	NMa
	_____	_____	_____	_____	_____	_____
Reportable segments	1,175	1,108	6.0	604	535	12.9

Reportable segments analysed as:
Fee business	908	850	6.8	590	517	14.1
Owned & leased	255	247	3.2	18	21	(14.3)
Insurance activities	12	11	9.1	(4)	(3)	33.3
	_____	_____	_____	_____	_____	_____
Reportable segments	1,175	1,108	6.0	604	535	12.9

a.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit

	Revenue			Operating profit

	2025	2024	%	2025	2024	%
		Re-presentedc			Re-presentedc
	$m	$m	change	$m	$m	change

Reportable segments (see above)	1,175	1,108	6.0	604	535	12.9
Significant liquidated damages	(7)	-	NMb	(7)	-	NMb
Owned & leased asset acquisition and disposala	(2)	(4)	(50.0)	2	3	(33.3)
Currency impact	-	3	NMb	-	(3)	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	1,166	1,107	5.3	599	535	12.0

a.     The results of one Kimpton hotel in 2025 (being the year of lease commencement) and one Regent hotel in 2024 (being the year of lease expiration) are removed to determine the underlying growth.
b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.     Re-presented to reflect a change in the threshold for liquidated damages classified as significant and one Regent hotel in 2024 (being the year of lease expiration).

Underlying fee revenue and underlying fee operating profit

	Revenue			Operating profit

	2025	2024	%	2025	2024	%
		Re-presentedb			Re-presentedb
	$m	$m	change	$m	$m	change

Reportable segments fee business (see above)	908	850	6.8	590	517	14.1
Significant liquidated damages	(7)	-	NMa	(7)	-	NMa
Currency impact	-	(2)	NMa	-	(4)	NMa
	_____	_____	_____	_____	_____	_____
Underlying fee revenue and underlying fee operating profit	901	848	6.3	583	513	13.6

a.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
b.     Re-presented to reflect a change in the threshold for liquidated damages classified as significant.

Americas

	Revenue			Operating profita

	2025	2024	%	2025	2024	%
	$m	$m	change	$m	$m	change

Per financial statements	561	561	-	415	413	0.5

Reportable segments analysed as:
Fee business	475	478	(0.6)	394	392	0.5
Owned & leased	86	83	3.6	21	21	-
	_____	_____	_____	_____	_____	_____
	561	561	-	415	413	0.5

Reportable segments (see above)	561	561	-	415	413	0.5
Significant liquidated damages	(7)	-	NMb	(7)	-	NMb
Currency impact	-	(3)	NMb	-	(3)	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue andunderlying operating profit	554	558	(0.7)	408	410	(0.5)

Owned & leased included in the above	(86)	(83)	3.6	(21)	(21)	-
	_____	_____	_____	_____	_____	_____
Underlying fee business	468	475	(1.5)	387	389	(0.5)

a.     Before exceptional items.
b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA

	Revenue			Operating profita

	2025	2024	%	2025	2024	%
		Re-presentedd			Re-presentedd
	$m	$m	change	$m	$m	change

Per financial statements	368	347	6.1	128	119	7.6

Reportable segments analysed as:
Fee business	199	183	8.7	131	119	10.1
Owned & leased	169	164	3.0	(3)	-	NMb
	_____	_____	_____	_____	_____	_____
	368	347	6.1	128	119	7.6

Reportable segments (see above)	368	347	6.1	128	119	7.6
Owned & leased acquisition and disposalc	(2)	(4)	(50.0)	2	3	(33.3)
Currency impact	-	7	NMb	-	2	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	366	350	4.6	130	124	4.8

Owned & leased included in the above	(167)	(165)	1.2	1	(4)	NMb
	_____	_____	_____	_____	_____	_____
Underlying fee business	199	185	7.6	131	120	9.2

a.     Before exceptional items.
b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.     The results of one Kimpton hotel in 2025 (being the year of lease commencement) and one Regent hotel in 2024 (being the year of lease expiration) are removed to determine the underlying growth.
d.     Re-presented to reflect a change in the threshold for liquidated damages classified as significant.

Greater China

	Revenue			Operating profita

	2025	2024	%	2025	2024	%
	$m	$m	change	$m	$m	change

Per financial statements	76	77	(1.3)	44	43	2.3

Reportable segments analysed as:
Fee business	76	77	(1.3)	44	43	2.3
	_____	_____	_____	_____	_____	_____
	76	77	(1.3)	44	43	2.3

Reportable segments (see above)	76	77	(1.3)	44	43	2.3
Currency impact	-	(1)	NMb	-	(1)	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	76	76	-	44	42	4.8

a.     Before exceptional items.
b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Fee margin reconciliation

	6 months ended 30 June 2025

	Americas	EMEAA	Greater China	Centrala	Total
Revenue $m
Reportable segments analysed as fee business (see above)	475	199	76	158	908
Significant liquidated damages	(7)	-	-	-	(7)
	_____	_____	_____	_____	_____
	468	199	76	158	901

Operating profit $m
Reportable segments analysed as fee business (see above)	394	131	44	21	590
Significant liquidated damages	(7)	-	-	-	(7)
	_____	_____	_____	_____	_____
	387	131	44	21	583

Fee margin %	82.7%	65.8%	57.9%	13.3%	64.7%

	6 months ended 30 June 2024

	Americas	EMEAA	Greater China	Centrala	Total
		Re-presentedb			Re-presentedb
Revenue $m
Reportable segments analysed as fee business (see above)	478	183	77	112	850
	_____	_____	_____	_____	_____
	478	183	77	112	850

Operating profit $m
Reportable segments analysed as fee business (see above)	392	119	43	(37)	517
	_____	_____	_____	_____	_____
	392	119	43	(37)	517

Fee margin %	82.0%	65.0%	55.8%	(33.0)%	60.8%

a.     Central fee business revenue and operating profit as per note 3 to the Interim Financial Statements, and excludes revenue and operating loss from insurance activities of $12m and $(4)m, respectively (2024: $11m and $(3)m).
b.     Re-presented to reflect a change in the threshold for liquidated damages classified as significant.

Net and gross capital expenditure reconciliation

	6 months ended 30 June
	2025			2024
			Re-presenteda
	$m			$m
Net cash from investing activities	(147)			(58)
Adjusted for:
Contract acquisition costs, net of repayments	(87)			(94)
System Fund depreciation and amortisationb	39			39
Payment of deferred purchase consideration	-			10
Repayments related to investments supporting the Group's insurance activities	(8)			(9)
Purchase of brands	120			-
Finance lease receipts	(2)			-
	_____			_____
Net capital expenditure	(85)			(112)
Further adjusted for:
System Fund depreciation and amortisationb	(39)			(39)
	_____			_____
Gross capital expenditure	(124)			(151)

Analysed as:	Gross	Repaid	Net	Gross	Repaid	Net
Key money contract acquisition costs	(86)	-	(86)	(86)	-	(86)
Maintenance	(10)	-	(10)	(15)	-	(15)
Recyclable capital expenditure
Recyclable contract acquisition costs	(1)	-	(1)	(8)	-	(8)
Other recyclable investments	(8)	-	(8)	(21)	-	(21)
Capital expenditure: System Fund investments	(19)	39	20	(21)	39	18
	_____	_____	_____	_____	_____	_____
Total capital expenditure	(124)	39	(85)	(151)	39	(112)

a.     Re-presented to reflect the updated definition of gross and net capital expenditure - see page 29 to 30.
b.     Excludes depreciation of right-of-use assets

Adjusted free cash flow reconciliation

	6 months ended 30 June

	2025	2024 Re-presented
	$m	$m

Net cash from operating activities	312	162
Adjusted for:
Purchase of shares by employee share trusts	-	(10)
Gross maintenance capital expenditure	(10)	(15)
Cash flows relating to exceptional items	4	(10)
Principal element of lease payments	(15)	(16)
Deferred purchase consideration	-	3
Recyclable contract acquisition costs	1	8
Repayments related to investments supporting the Group's insurance activities	8	9
Finance lease receipts	2	-
	_____	_____
Adjusted free cash flow	302	131
	_____	_____

a.     Re-presented to reflect the updated definition of adjusted free cash flow - see page 29.

Adjusted interest reconciliation

	6 months ended 30 June

	2025	2024
	$m	$m
Net financial expenses
Financial income	104	32
Financial expenses	(91)	(84)
	_____	_____
	13	(52)
Adjusted for:
Interest attributable to the System Fund	(25)	(26)
Foreign exchange gains	(79)	(1)
	_____	_____
	(104)	(27)
	_____	_____
Adjusted interest	(91)	(79)
	_____	_____

Adjusted tax and tax rate reconciliation

	2025			2024
	Profit before tax $m	Tax$m	Tax rate	Profit before tax $m	Tax$m	Tax rate

Group income statement	633	(164)	25.9%	472	(125)	26.5%
Adjust to exclude:
Exceptional items	12	18		-	-
Foreign exchange gains	(79)	8		(1)	-
System Fund	(31)	4		10	2
Interest attributable to the System Fund	(25)	-		(26)	-
Remeasurement losses on contingent purchase consideration	3	-		1	-
	_____	_____		_____	_____
Adjusted tax and tax rate	513	(134)	26.1%	456	(123)	27.0%

Adjusted earnings per ordinary share reconciliation

	6 months ended 30 June

	2025	2024
	$m	$m
Profit available for equity holders	469	347
Adjusting items:
System Fund and reimbursable result	(31)	10
Interest attributable to the System Fund	(25)	(26)
Operating exceptional items	12	-
Remeasurement losses on contingent purchase consideration	3	1
Foreign exchange gains	(79)	(1)
Tax attributable to the System Fund	4	2
Tax on foreign exchange gains	8	-
Tax on exceptional items	(3)	-
Exceptional tax	21	-
	_____	_____
Adjusted earnings	379	333

Basic weighted average number of ordinary shares (millions)	156.3	163.3
Adjusted earnings per ordinary share (cents)	242.5	203.9

PRINCIPAL RISKS AND UNCERTAINTIES

The principal and emerging risks and uncertainties that could significantly affect IHG's business and results are set out on pages 46 to 51 of the IHG Annual Report and Form 20-F 2024 (the "Annual Report").

In the first half of 2025, our Board and management have continued to assess various external and internal trends, including geopolitical tensions, evolving legislative proposals and cyber threats, to evaluate their potential impact on our reported principal risks and uncertainties.

The following summarises the key areas of risk and uncertainty related to the achievement of our strategic priorities for 2025-27, as outlined in the 2024 Annual Report, which remain relevant as we move into the second half of the year.

●   Guest preferences or loyalty for IHG branded hotel experiences and channels
●   Owner preferences for, or ability to invest in, our brands
●   Talent and capability attraction or retention
●   Data and information usage, storage, security and transfer
●   Ethical and social expectations
●   Legal, regulatory and contractual complexity or litigation exposures
●   Supply chain efficiency and resilience (including corporate and hotel products and services)
●   Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related)
●   Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.)
●   The impact of climate-related physical and transition risks

These principal and emerging risks and uncertainties are supported by a broader description of risk factors set out on pages 280 to 287 of the Annual Report.

RELATED PARTY TRANSACTIONS

There were no material related party transactions during the six months to 30 June 2025

GOING CONCERN

As at 30 June 2025, the Group had total liquidity of $1,915m, comprising $1,350m of undrawn bank facilities and $565m of cash and cash equivalents (net of overdrafts and restricted cash). There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements are included in note 1 to the Interim Financial Statements.

Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2026. Accordingly, they continue to adopt the going concern basis in preparing the Interim Financial Statements.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:
●
The condensed set of Financial Statements has been prepared in accordance with UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority;

●
The interim management report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and

●	The interim management report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Elie Maalouf	Michael Glover

Chief Executive Officer	Chief Financial Officer

6 August 2025	6 August 2025

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2025

	2025	2024
	6 months ended	6 months ended
	30 June	30 June
	$m	$m

Revenue from fee business	908	850
Revenue from owned & leased hotels	255	247
Revenue from insurance activities	12	11
System Fund and reimbursable revenues	1,344	1,214
	_____	_____
Total revenue (notes 3 and 4)	2,519	2,322

Cost of sales and administrative expenses	(527)	(524)
System Fund and reimbursable expenses	(1,313)	(1,224)
Insurance expenses	(16)	(14)
Share of profits of associates and joint ventures	3	2
Other operating income	4	3
Depreciation and amortisation	(33)	(32)
Impairment loss on financial assets	(14)	(8)
	_____	_____
Operating profit (note 3)	623	525

Operating profit analysed as:
Operating profit before System Fund, reimbursables andexceptional items	604	535
System Fund and reimbursable result	31	(10)
Operating exceptional items (note 5)	(12)	-
	_____	_____
	623	525

Financial income	104	32
Financial expenses	(91)	(84)
Remeasurement of contingent purchase consideration	(3)	(1)
	_____	_____
Profit before tax	633	472

Tax (note 6)	(164)	(125)
	_____	_____
Profit for the period	469	347
	_____	_____
Earnings per ordinary share (note 8)	¯¯¯¯	¯¯¯¯
Basic	300.1¢	212.5¢
Diluted	297.2¢	210.4¢

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2025

	2025	2024
	6 months ended	6 months ended
	30 June	30 June
	$m	$m

Profit for the period	469	347

Other comprehensive loss

Items that may be subsequently reclassified to profit or loss:
Gains/(losses) on cash flow hedges, including related tax creditof $4m (2024: $1m charge)	163	(61)
Gains/(losses) on net investment hedges	42	(3)
Costs of hedging	5	-
Hedging (gains)/losses reclassified to financial expenses	(179)	64
Exchange losses on retranslation of foreign operations, including related tax charge of $2m (2024: $2m credit)	(156)	(7)
	_____	_____
	(125)	(7)
Items that will not be reclassified to profit or loss:
Remeasurement gains on defined benefit plans	-	2
	_____	_____
	-	2
	_____	_____
Total other comprehensive loss for the period	(125)	(5)
	_____	_____
Total comprehensive income for the period	344	342
	_____	_____
	¯¯¯¯	¯¯¯¯
Attributable to:
Equity holders of the parent	344	343
Non-controlling interest	-	(1)
	_____	_____
	344	342
	_____	_____
	¯¯¯¯	¯¯¯¯

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2025

	6 months ended 30 June 2025

	Equity share capital	Other reserves*	Retained earnings	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	137	(2,483)	34	4	(2,308)

Total comprehensive income for the period	-	(125)	469	-	344
Repurchase of shares, including taxes and transaction costs	(1)	1	(531)	-	(531)
Transfer of treasury shares to employee share trusts	-	(1)	1	-	-
Release of own shares by employee share trusts	-	52	(52)	-	-
Equity-settled share-based cost	-	-	36	-	36
Tax related to share schemes	-	-	(1)	-	(1)
Equity dividends paid	-	-	(180)	-	(180)
Exchange adjustments	13	(13)	-	-	-
	_____	_____	_____	_____	_____
At end of the period	149	(2,569)	(224)	4	(2,640)
	_____	_____	_____	_____	_____
	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯

	6 months ended 30 June 2024

	Equity share capital	Other reserves*	Retained earnings	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	141	(2,487)	396	4	(1,946)

Total comprehensive income for the period	-	(6)	349	(1)	342
Repurchase of shares, including transaction costs	(1)	1	(452)	-	(452)
Purchase of own shares by employee share trusts	-	(10)	-	-	(10)
Release of own shares by employee share trusts	-	28	(28)	-	-
Equity-settled share-based cost	-	-	30	-	30
Tax related to share schemes	-	-	7	-	7
Equity dividends paid	-	-	(172)	-	(172)
Exchange adjustments	(1)	1	-	-	-
	_____	_____	_____	_____	_____
At end of the period	139	(2,473)	130	3	(2,201)
	_____	_____	_____	_____	_____
	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯

*Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedge reserves and currency translation reserve.

All items within total comprehensive income are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2025

	2025	2024
	30 June	31 December
	$m	$m
ASSETS
Goodwill and other intangible assets	1,172	1,042
Property, plant and equipment	149	146
Right-of-use assets	268	276
Investment in associates and joint ventures	58	51
Retirement benefit assets	3	3
Other financial assets	214	212
Derivative financial instruments	174	4
Deferred compensation plan investments	299	286
Non-current other receivables	25	35
Deferred tax assets	120	122
Contract costs	98	90
Contract assets	697	612
	_____	_____
Total non-current assets	3,277	2,879
	_____	_____

Inventories	4	4
Trade and other receivables	942	785
Current tax receivable	48	22
Other financial assets	8	7
Cash and cash equivalents	611	1,008
Contract costs	5	5
Contract assets	43	38
	_____	_____
Total current assets	1,661	1,869
	_____	_____
Total assets	4,938	4,748
	_____	_____
LIABILITIES	¯¯¯¯	¯¯¯¯
Loans and other borrowings	(447)	(398)
Lease liabilities	(27)	(26)
Trade and other payables	(715)	(650)
Deferred revenue	(841)	(766)
Provisions	(27)	(22)
Insurance liabilities	(15)	(14)
Tax payable	(25)	(52)
	_____	_____
Total current liabilities	(2,097)	(1,928)
	_____	_____

Loans and other borrowings	(3,249)	(2,876)
Lease liabilities	(379)	(388)
Derivative financial instruments	(6)	(78)
Retirement benefit obligations	(69)	(68)
Deferred compensation plan liabilities	(299)	(286)
Trade and other payables	(64)	(78)
Deferred revenue	(1,334)	(1,294)
Provisions	(18)	(17)
Insurance liabilities	(26)	(25)
Deferred tax liabilities	(25)	(18)
Tax payable	(12)	-
	_____	_____
Total non-current liabilities	(5,481)	(5,128)
	_____	_____
Total liabilities	(7,578)	(7,056)
	_____	_____
	¯¯¯¯	¯¯¯¯
Net liabilities	(2,640)	(2,308)
	_____	_____
EQUITY	¯¯¯¯	¯¯¯¯
IHG shareholders' equity	(2,644)	(2,312)
Non-controlling interest	4	4
	_____	_____
Total equity	(2,640)	(2,308)
	_____	_____
	¯¯¯¯	¯¯¯¯

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2025

	2025	2024
	6 months ended	6 months ended
	30 June	30 June
	$m	$m

Profit for the period	469	347
Adjustments reconciling profit for the period to cash flow fromoperations (note 9)	74	(13)
	_____	_____
Cash flow from operations	543	334
Interest paid	(67)	(58)
Interest received	19	29
Deferred purchase consideration paid	-	(3)
Tax paid	(183)	(140)
	_____	_____
Net cash from operating activities	312	162
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(11)	(14)
Purchase of brands	(120)	-
Purchase of other intangible assets	(21)	(22)
Investment in associates and joint ventures	(5)	-
Investment in other financial assets	(3)	(21)
Deferred purchase consideration paid	-	(10)
Repayments of other financial assets	8	9
Finance lease receipts	2	-
Other investing cash flows	3	-
	_____	_____
Net cash from investing activities	(147)	(58)
	_____	_____
Cash flow from financing activities
Repurchase of shares, including transaction costs	(425)	(367)
Purchase of own shares by employee share trusts	-	(10)
Dividends paid to shareholders (note 7)	(180)	(172)
Principal element of lease payments	(15)	(16)
Other financing cash flows	6	-
	_____	_____
Net cash from financing activities	(614)	(565)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts,in the period	(449)	(461)

Cash and cash equivalents, net of overdrafts, at beginning of the period	991	1,278
Exchange rate effects	47	(20)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	589	797
	_____	_____
	¯¯¯¯	¯¯¯¯

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority and UK-adopted IAS 34 'Interim Financial Reporting'. They have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC ('the Group' or 'IHG') Annual Report and Form 20-F for the year ended 31 December 2024.These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE (UK) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council.Financial information for the year ended 31 December 2024 has been extracted from the Group's published financial statements for that year which were prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations and which have been filed with the Registrar of Companies. The report of the auditor was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.There are no changes in the Group's critical judgements, estimates and assumptions from those disclosed in the 2024 Annual Report and Form 20-F.

Going concern

The period to 31 December 2026 has been used to complete the going concern assessment.In adopting the going concern basis for preparing the condensed interim financial statements, the Directors have considered a 'Base Case' scenario, as prepared by management, which assumes continued growth in RevPAR in 2025 and 2026 in line with market expectations in each of our regions. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing (impairment tests adjusted for factors specific to individual properties or portfolios) and for assessing recoverability of deferred tax assets.The Directors have also reviewed a 'Severe Downside Case' which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/2009 global financial crisis. This assumes that trading performance during the second half of 2025 starts to worsen and then RevPAR decreases significantly by 17% in 2026.A large number of the Group's principal risks would result in an impact on RevPAR which is one of the sensitivities assessed against the headroom available in the Base Case and Severe Downside Case scenarios. Climate risks are not considered to have a significant impact over the period assessed. Other principal risks that could result in a large one-off incident that has a material impact on cash flow have also been considered, for example a cybersecurity event.The Group's revolving credit facility of $1,350m matures in 2029. The Group's key covenant requires net debt:EBITDA below 4.0x. See note 10 for additional information. There are two bond maturities in the period under consideration, the £300m bond in August 2025 and the £350m bond in August 2026. The Base Case assumes new funding is completed in 2025 and 2026 for refinancing purposes. The Severe Downside Case has been modelled with no additional funding.Under the Base Case and Severe Downside Case covenants are not breached and there is significant headroom to the covenants to absorb multiple additional risks and uncertainties. The Directors also reviewed several actions that could be taken, if required, to reduce discretionary spend, creating substantial additional headroom to the covenants.The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained RevPAR impact required, except for a significant global event.Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2026. Accordingly, they continue to adopt the going concern basis in preparing these condensed interim financial statements.

2.	Exchange rates
		30 June	30 June	30 June	31 December
		2025	2025	2024	2024
		Average	Closing	Average	Closing
	$1 equivalent
	Sterling	£0.77	£0.73	£0.79	£0.80
	Euro	€0.92	€0.85	€0.92	€0.96

3.	Segmental information
	Revenue	2025	2024
		6 months ended	6 months ended
		30 June	30 June
		$m	$m

	Americas	561	561
	EMEAA	368	347
	Greater China	76	77
	Central	170	123
		_____	_____
	Revenue from reportable segments	1,175	1,108
	System Fund and reimbursable revenues	1,344	1,214
		_____	_____
	Total revenue	2,519	2,322
		_____	_____
		¯¯¯¯	¯¯¯¯

Profit	2025	2024
	6 months ended	6 months ended
	30 June	30 June
	$m	$m

Americas	415	413
EMEAA	128	119
Greater China	44	43
Central	17	(40)
	_____	_____
Operating profit from reportable segments	604	535
System Fund and reimbursable result	31	(10)
Operating exceptional items (note 5)	(12)	-
	_____	_____
Operating profit	623	525
Net financial income/(expenses)	13	(52)
Remeasurement of contingent purchase consideration	(3)	(1)
	_____	_____
Profit before tax	633	472
	_____	_____
	¯¯¯¯	¯¯¯¯

4.	Revenue
	6 months ended 30 June 2025
		Americas	EMEAA	Greater China	Central	Group
		$m	$m	$m	$m	$m
	Franchise and base management fees	468	137	60	-	665
	Incentive management fees	7	62	16	-	85
	Central revenue	-	-	-	158	158
		_____	_____	_____	_____	_____
	Revenue from fee business	475	199	76	158	908

	Revenue from owned & leased hotels	86	169	-	-	255
	Revenue from insurance activities	-	-	-	12	12
		_____	_____	_____	_____	_____
		561	368	76	170	1,175

	System Fund revenues					832
	Reimbursable revenues					512
						_____
	Total revenue					2,519
						_____
						¯¯¯¯

Central revenue arises principally from technology fee income and ancillary revenues including co-brand licensing fees and, following execution of a revised agreement with the IHG Owners Association in 2024, a portion of revenue from the consumption of certain IHG One Rewards points. The agreed change applied to 50% of proceeds from points sold to consumers from 1 January 2024 and increased to 100% from 1 January 2025. In line with the Group's accounting policy, revenue from the sale of points is deferred until the future benefit has been consumed by the member.

6 months ended 30 June 2024
	Americas	EMEAA	Greater China	Central	Group
	$m	$m	$m	$m	$m
Franchise and base management fees	471	128	58	-	657
Incentive management fees	7	55	19	-	81
Central revenue	-	-	-	112	112
	_____	_____	_____	_____	_____
Revenue from fee business	478	183	77	112	850

Revenue from owned & leased hotels	83	164	-	-	247
Revenue from insurance activities	-	-	-	11	11
	_____	_____	_____	_____	_____
	561	347	77	123	1,108

System Fund revenues					739
Reimbursable revenues					475
					_____
Total revenue					2,322
					_____
					¯¯¯¯

5.	Exceptional items
		2025	2024
		6 months ended	6 months ended
		30 June	30 June
		$m	$m
	Cost of Sales and administrative expenses:
	Commercial litigation and disputes	(9)	-
	Global efficiency programme	(3)	-
		_____	_____
		(12)	-
		_____	_____
	Operating exceptional items	(12)	-
		_____	_____
		¯¯¯¯	¯¯¯¯
	Tax on operating exceptional items	3	-
	Exceptional tax	(21)	-
		_____	_____
	Tax	(18)	-
		_____	_____
		¯¯¯¯	¯¯¯¯

  Commercial litigation and disputes
  Relates to the EMEAA region and includes legal costs. The costs are presented as exceptional reflecting the quantum of the costs and the nature of disputes.

  Global efficiency programme
  Comprises costs incurred in the ongoing delivery of a global efficiency programme, designed to achieve incremental cost base efficiencies and effectiveness. Further exceptional costs are expected in the second half of 2025. The costs are presented as exceptional because they relate to a comprehensive programme and therefore do not reflect normal, ongoing costs of the business. An additional $4m was charged to the System Fund for the six months to 30 June 2025.

  Tax on operating exceptional items
  Comprises current and deferred tax credits totalling $2m relating to commercial disputes and a further $1m current tax credit relating to global efficiency programme costs.

  Exceptional tax
  Comprises a deferred tax charge following the completion of an intra-group restructuring transaction, which otherwise has had no impact on the consolidated financial statements. The charge is presented as exceptional due to its size and the non-recurring nature.

6.	Tax
		2025	2024
		6 months ended	6 months ended
		30 June	30 June
		$m	$m
		2025 $m
	Current tax	154	140
	Deferred tax	10	(15)
		_____	_____
	Tax charge	164	125
		_____	_____
		¯¯¯¯	¯¯¯¯
	Further analysed as:
	UK tax	24	14
	Foreign tax	140	111
		_____	_____
		164	125
		_____	_____
		¯¯¯¯	¯¯¯¯

  The deferred tax asset has reduced to $120m (31 December 2024: $122m) in the period and comprises $95m (31 December 2024: $99m) in the UK and $25m (31 December 2024: $23m) in respect of other territories. The deferred tax asset has been recognised based upon forecasts consistent with those used in the going concern assessment, with no significant change to its recovery period to that disclosed within the 2024 Annual Report and Form 20-F.

  Tax has been calculated by first applying a blended effective tax rate of 26% (2024: 27%) to the Group's profits excluding those in respect of the System Fund, exceptional items, foreign exchange gains and losses, and movements in contingent consideration. Added to this are any taxes arising in respect of the actual results of the System Fund, exceptional items, foreign exchange gains and losses and movements in contingent consideration.

  The blended effective rate applied to the Group's profits represents the weighting of the annual effective tax rates of the Group's key territories using corporate income tax rates and laws substantively enacted at 30 June 2025 to provide the best estimate for the full financial year.

  On 4 July 2025, the One Big Beautiful Bill Act was substantively enacted in the US. Amongst other things, the Act permanently extends certain tax provisions that otherwise would have expired in future years and provides additional flexibility to the timing of when a tax deduction is available for certain Research and Development expenditures and depreciation. The Group is analysing the impact of the Act but at the current time does not expect it to have a significant impact to its total tax charge.

7.	Dividends and shareholder returns
		2025		2024
		6 months ended		6 months ended
			30 June		30 June
		cents per share	$m	cents per share	$m

	Paid during the period	114.4	180	104.0	172
		_____	_____	_____	_____

	Declared for the interim period	58.6	90	53.2	85
		_____	_____	_____	_____
		¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯

  Following completion of the $800m share buyback programme in 2024, in February 2025 the Board approved a further $900m share buyback programme to be completed in 2025. The Company's authority to repurchase shares was renewed by the shareholders at the Annual General Meeting held on 8 May 2025.

  In the six months to 30 June 2025, 3.8m shares were repurchased for total cash consideration of $425m, of which $2m related to transaction costs. Total liabilities of $106m are recognised within current trade and other payables for the 2025 share buyback programme, reflecting the unavoidable contractual cost of shares to be repurchased at 30 June 2025.

8.	Earnings per ordinary share
		2025	2024
		6 months ended	6 months ended
		30 June	30 June
	Basic earnings per ordinary share
	Profit available for equity holders ($m)	469	347
	Basic weighted average number of ordinary shares (millions)	156.3	163.3
	Basic earnings per ordinary share (cents)	300.1	212.5
		_____	_____
		¯¯¯¯	¯¯¯¯
	Diluted earnings per ordinary share
	Profit available for equity holders ($m)	469	347
	Diluted weighted average number of ordinary shares (millions)	157.8	164.9
	Diluted earnings per ordinary share (cents)	297.2	210.4
		_____	_____
		¯¯¯¯	¯¯¯¯
	Diluted weighted average number of ordinary shares is calculated as:
		2025	2024
		millions	millions

	Basic weighted average number of ordinary shares	156.3	163.3
	Dilutive potential ordinary shares	1.5	1.6
		_____	_____
		157.8	164.9
		_____	_____
		¯¯¯¯	¯¯¯¯

9.	Reconciliation of profit for the period to cash flow from operations
		2025	2024
		6 months ended	6 months ended
		30 June	30 June
		$m	$m

	Profit for the period	469	347
	Adjustments for:

	Net financial (income)/expenses	(13)	52
	Remeasurement of contingent purchase consideration	3	1
	Income tax charge	164	125

	Operating profit adjustments:
	Impairment loss on financial assets	14	8
	Operating exceptional items	12	-
	Depreciation and amortisation	33	32
		_____	_____
		59	40

	Contract assets deduction in revenue	23	16
	Share-based payments cost	24	21
	Share of profits of associates and joint ventures	(3)	(2)
		_____	_____
		44	35

	System Fund adjustments:
	Depreciation and amortisation	40	40
	Impairment loss on financial assets	12	8
	Share-based payments cost	13	13
	Share of losses of associates	1	1
		_____	_____
		66	62

	Working capital and other adjustments:
	Increase in deferred revenue	113	104
	Changes in working capital	(271)	(348)
		_____	_____
		(158)	(244)

	Cash flows relating to operating exceptional items	(4)	10
	Contract acquisition costs, net of repayments	(87)	(94)
		_____	_____
	Total adjustments	74	(13)
		_____	_____
	Cash flow from operations	543	334
		_____	_____
		¯¯¯¯	¯¯¯¯

In the six months to 30 June 2025, increase in deferred revenue includes $37m of initial upfront payments received in relation to co-branding agreements which will be recognised over the term of those agreements.

10.	Net debt
		2025	2024
		30 June	31 December
		$m	$m

	Cash and cash equivalents	611	1,008
	Loans and other borrowings - current	(447)	(398)
	Loans and other borrowings - non-current	(3,249)	(2,876)
	Lease liabilities - current	(27)	(26)
	Lease liabilities - non-current	(379)	(388)
	Principal amounts payable on maturity of derivative financial instruments	130	(102)
		_____	_____
	Net debt*	(3,361)	(2,782)
		_____	_____
		¯¯¯¯	¯¯¯¯
	* See 'Use of key performance measures and Non-GAAP measures'.

In the Group statement of cash flows, cash and cash equivalents is presented net of $22m bank overdrafts (31 December 2024: $17m). Cash and cash equivalents includes $24m (31 December 2024: $22m) with restrictions on use.

Revolving Credit Facility ('RCF')
The revolving credit facility matures in 2029. A variable rate of interest is payable on amounts drawn. There were no amounts drawn as at 30 June 2025 or 31 December 2024.

The RCF contains two financial covenants: interest cover (Covenant EBITDA: Covenant interest payable) of greater than 3.5 and a leverage ratio (Covenant net debt: Covenant EBITDA) of less than 4.0. These are tested at 30 June and 31 December on a trailing 12-month basis.

	2025	2024
	30 June	31 December

Covenant EBITDA ($m)	1,265	1,195
Covenant net debt ($m)	3,385	2,804
Covenant interest payable ($m)	140	123
Leverage	2.68	2.35
Interest cover	9.04	9.72

Financial income and expenses
  Net financial income for the six months to 30 June 2025 of $13m (2024: expenses of $52m) includes foreign exchange gains of $79m (2024: $1m). In 2025, the foreign exchange gain is included within financial income in the Group income statement.

11.	Movement in net debt
		2025	2024
		6 months ended	6 months ended
		30 June	30 June
			Re-presented**
		$m	$m

	Net decrease in cash and cash equivalents, net of overdrafts	(449)	(461)

	Add back financing cash flows in respect of other components of net debt:

	Principal element of lease payments	15	16
		_____	_____
	Increase in net debt arising from cash flows	(434)	(445)

	Other movements:
	Lease liabilities	(4)	(27)
	Increase in accrued interest	(43)	(33)
	Exchange adjustments	(96)	(3)
	Other adjustments	(2)	(2)
		_____	_____
		(145)	(65)
		_____	_____

	Increase in net debt	(579)	(510)

	Net debt at beginning of the period	(2,782)	(2,272)
		_____	_____
	Net debt* at end of the period	(3,361)	(2,782)
		_____	_____
		¯¯¯¯	¯¯¯¯
	* See 'Key performance measures and non-GAAP measures' section in the interim management report.
	** Exchange and other adjustments now presented separately

12.	Ruby brand acquisition
On 17 February 2025, the Group completed the acquisition of the Ruby brand and related intellectual property ("Ruby brand"). The transaction is accounted for as an asset acquisition.

The Ruby brand has been recognised as an indefinite lived intangible asset at cost of $136m, comprising initial purchase consideration, the fair value of contingent purchase consideration at the acquisition date and attributable costs.

The contingent purchase consideration relates to future payments to incentivise growth payable in 2030 and/or 2035 totalling up to €181m ($213m), contingent on the number of Ruby branded rooms operated by the seller at the end of the preceding year. The contingent purchase consideration liability, included within non-current trade and other payables, is remeasured at each reporting date with changes in value recognised in the income statement. See note 13.

13.	Financial instruments
	Accounting classification and fair value hierarchy
		Hierarchy of fair value measurement	Fair value	Amortised cost	Not categorised as a financial instrument	Total
			$m	$m	$m	$m
	Financial assets
	Other financial assets	1,3	167	55	-	222
	Cash and cash equivalents	1	204	407	-	611
	Derivative financial instruments	2	174	-	-	174
	Deferred compensation plan investments	1	299	-	-	299
	Trade and other receivables	-	-	845	122	967

	Financial liabilities
	Derivative financial instruments	2	(6)	-	-	(6)
	Deferred compensation plan liabilities	1	(299)	-	-	(299)
	Loans and other borrowings	-	-	(3,696)	-	(3,696)
	Trade and other payables	3	(75)	(635)	(69)	(779)

Other financial assets measured at fair value comprise $38m categorised as level 1 and $129m as level 3.
There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into or out of Level 3.

Level 3 reconciliation

	Other financial assets	Trade and other payables
	$m	$m
At 1 January 2025	126	(73)
Additions	-	-
Unrealised changes in fair value	3	(2)
Repayments and disposals	-	-
	_____	_____
At 30 June 2025	129	(75)
	¯¯¯¯	¯¯¯¯
	¯¯¯¯	¯¯¯¯
Valuation techniques
  The valuation techniques and types of input applied by the Group for the six months ended 30 June 2025, other than those set out below in respect of the Ruby brand acquisition, are consistent with those disclosed within the 2024 Annual Report and Form 20-                F.Changes in reported amounts are primarily caused by payments made and received, changes in market inputs (such as discount rates) and the impact of the time value of money.

  Other financial assets - Equity securities and loan assets
  Equity securities measured at fair value and categorised as level 3 total $96m (31 December 2024: $95m), of which $87m are classified as fair value through other comprehensive income and $9m as fair value through profit or loss. The significant unobservable     inputs used to determine the fair value of unquoted equity securities are RevPAR growth, pre-tax discount rate (which ranged from 6.4% to 10.0%) and a non-marketability factor (which ranged from 20.0% to 30.0%). There is no material sensitivity arising from     changes in assumptions.

  Loans assets totalling $33m (31 December 2024: $31m) do not meet the criteria to be measured at amortised cost and are therefore measured at fair value through profit or loss. The amount recognised is the discounted value of the total expected amount receivable,     discounted using unobservable interest rates for loans with similar term and risk. There is no significant sensitivity arising from changes in interest rates.

  Trade and other payables - Contingent purchase consideration
  Trade and other payables classified as fair value through profit and loss relates to contingent purchase consideration on business combinations. It comprises the present value of the expected amounts payable on exercise of put and call options to acquire the remaining 49% shareholding in Regent. The significant unobservable inputs are the projected trailing revenues and the date of exercising the options. These assumptions are unchanged from those set out in the 2024 Annual Report and Form 20-F. If the annual trailing revenues were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised would increase by $8m. If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m.

  Trade and other payables measured at amortised cost includes contingent purchase consideration on asset acquisitions of $18m (31 December 2024: $nil). It comprises the present value of the expected amounts payable, contingent on the number of Ruby branded       rooms operated by the seller at the end of 2029 and 2034 (see note 12). The range of possible undiscounted payments is nil to €181m ($213m). The liability is subject to remeasurement at each reporting date, discounted at the rate determined on acquisition. The    significant unobservable input is the expected number of rooms operated by the seller at 31 December 2029 and 2034. If the expected room count were to increase or decrease by 25%, the amount of contingent consideration at 30 June 2025 would increase/decrease   by $22m and $18m, respectively.

  Changes in the value of contingent purchase consideration are recognised on the face of the income statement below operating profit.
    Fair value of other financial instruments

The Group also holds a number of financial instruments which are not measured at fair value in the Group statement of financial position. With the exception of the Group's bonds, their fair values are not materially different to their carrying amounts, since the interest receivable or payable is either close to current market rates or the instruments are short-term    in nature. The Group's bonds, which are classified as Level 1 fair value measurements, have a carrying value of $3,674m and a fair value of $3,604m.

  Other than contingent purchase consideration relating to the Ruby brand which was initially measured at fair value on acquisition (see note 12), the Group did not measure any financial assets or liabilities at fair value on a non-recurring basis at 30 June 2025.

14.	Commitments, contingencies and guarantees

At 30 June 2025, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $5m (31 December 2024: $8m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group's financial position or profitability.

The Group has issued financial guarantee contracts of up to $31m (31 December 2024: $31m). The carrying amount of these guarantees was $nil in all periods presented.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Our conclusion

We have reviewed InterContinental Hotels Group PLC's condensed consolidated interim financial statements (the "interim financial statements") in the Half Year Results of InterContinental Hotels Group PLC for the 6 month period ended 30 June 2025 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

The interim financial statements comprise:

●    the group statement of financial position as at 30 June 2025;
●    the group income statement and the group statement of comprehensive income for the period then ended;
●    the group statement of cash flows for the period then ended;
●    the group statement of changes in equity for the period then ended; and
●    the explanatory notes to the interim financial statements.

The interim financial statements included in the Half Year Results of InterContinental Hotels Group PLC have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom ("ISRE (UK) 2410"). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Half Year Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

RESPONSIBILITIES FOR THE INTERIM FINANCIAL STATEMENTS AND THE REVIEW

Our responsibilities and those of the directors

The Half Year Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Half Year Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority. In preparing the Half Year Results, including the interim financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the Half Year Results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants

Birmingham

6 August 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	07 August 2025